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Exhibit 99.1

Brookfield Business Partners L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF
BROOKFIELD BUSINESS PARTNERS L.P.

        As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016

 INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.

Unaudited Interim Condensed Consolidated Statements of Financial Position	3
Unaudited Interim Condensed Consolidated Statements of Operating Results	4
Unaudited Interim Condensed Consolidated Statements of Comprehensive Income	5
Unaudited Interim Condensed Consolidated Statements of Changes in Equity	6
Unaudited Interim Condensed Consolidated Statements of Cash Flow	7
Notes to Unaudited Interim Condensed Consolidated Financial Statements	8

BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF FINANCIAL POSITION

(US$ MILLIONS)	Notes	March 31,2017	December 31,2016
Assets
Cash and cash equivalents	3	$1,205	$1,050
Financial assets	4	270	433
Accounts and other receivable, net		1,784	1,703
Inventory, net		236	229
Assets held for sale	6	76	264
Other assets	5	401	397

Current assets		3,972	4,076
Financial assets	4	105	106
Accounts and other receivable, net		106	94
Other assets	5	21	21
Property, plant and equipment	7	2,095	2,096
Deferred income tax assets		121	111
Intangible assets		361	371
Equity accounted investments	8	147	166
Goodwill		1,191	1,152

Total assets	17	$8,119	$8,193

Liabilities and equity
Liabilities
Accounts payable and other	9	$2,183	$2,079
Liabilities associated with assets held for sale	6	21	66
Borrowings	11	674	411

Current liabilities		2,878	2,556
Accounts payable and other	9	383	378
Borrowings	11	743	1,140
Deferred income tax liabilities		94	81

Total liabilities		$4,098	$4,155

Equity
Limited partners	14	$1,240	$1,206
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	14	1,331	1,295
Interest of others in operating subsidiaries	14	1,450	1,537

Total equity		4,021	4,038

Total liabilities and equity		$8,119	$8,193

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF OPERATING RESULTS

		Three months ended March 31,
(US$ MILLIONS, except per unit amounts)	Notes	2017	2016
Revenues	17	$1,934	$1,677
Direct operating costs	16	(1,874)	(1,569)
General and administrative expenses	17	(62)	(62)
Depreciation and amortization expense	17	(65)	(72)
Interest expense	17	(19)	(24)
Equity accounted income, net		10	27
Impairment expense, net		(7)	—
Gain on acquisitions/dispositions, net	4,6	272	—
Other income (expenses), net		14	(10)

Income (loss) before income tax		203	(33)
Income tax (expense) recovery
Current		4	(3)
Deferred		(4)	7

Net income (loss)		$203	$(29)

Attributable to:
Limited partners(1)		$32	$—
Brookfield Asset Management Inc.(2)		—	(5)
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.(1) .		34	—
Interest of others in operating subsidiaries		137	(24)

		$203	$(29)

Basic and diluted earnings per limited partner unit	14	$0.61

(1)
For the periods subsequent to June 20, 2016.

(2)
For the periods prior to June 20, 2016.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS
OF COMPREHENSIVE INCOME

		Three months ended March 31,
(US$ MILLIONS)	Notes	2017	2016
Net income (loss)		$203	$(29)

Other comprehensive income (loss):
Items that may be reclassified subsequently to profit or loss:
Foreign currency translation		$52	$131
Available-for-sale securities		(27)	12
Net investment and cash flow hedges		(14)	(25)
Equity accounted investment		—	(10)
Taxes on the above items		3	5

Total other comprehensive income (loss)		14	113

Comprehensive income (loss)		$217	$84

Attributable to:
Limited partners(1)		$39	$—
Brookfield Asset Management Inc.(2)		—	50
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.(1).		42	—
Interest of others in operating subsidiaries		136	34

		$217	$84

(1)
For the periods subsequent to June 20, 2016.

(2)
For the periods prior to June 20, 2016.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

									Non-controlling interests
	Brookfield Asset Management Inc.			Limited Partners					Redemption-Exchange Units held by Brookfield Asset Management Inc.
(US$ MILLIONS)	Equity	Accumulated other comprehensive income (loss)(1)	Brookfield Asset Management Inc.	Capital	Ownership Change(2)	Retained earnings	Accumulated other comprehensive income (loss)(1)	Limited Partners	Capital	Ownership Change(2)	Retained earnings	Accumulated other comprehensive income (loss)(1)	Redemption- Exchange Units	Preferred shareholder's capital	Interest of others in operating subsidiaries	Total Equity
Balance as at January 1, 2017	$—	$—	$—	$1,345	$—	$2	$(141)	$1,206	$1,474	$—	$3	$(197)	$1,280	$15	$1,537	$4,038
Net income (loss)	—	—	—	—	—	32	—	32	—	—	34	—	34	—	137	203
Other comprehensive income (loss)	—	—	—	—	—	—	7	7	—	—	—	8	8	—	(1)	14

Total comprehensive income (loss)	—	—	—	—	—	32	7	39	—	—	34	8	42	—	136	217
Contributions	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Distributions(3)	—	—	—	—	—	(3)	—	(3)	—	—	(4)	—	(4)	—	(223)	(230)
Other	—	—	—	—	—	(2)	—	(2)	—	—	(2)	—	(2)	—	—	(4)

Balance as at March 31, 2017	$—	$—	$—	$1,345	$—	$29	$(134)	$1,240	$1,474	$—	$31	$(189)	$1,316	$15	$1,450	$4,021

Balance as at January 1, 2016	$2,147	$(360)	$1,787	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,297	$3,084
Net income (loss)	(5)	—	(5)	—	—	—	—	—	—	—	—	—	—	—	(24)	(29)
Other comprehensive income (loss)	—	55	55	—	—	—	—	—	—	—	—	—	—	—	58	113

Total comprehensive income (loss)	(5)	55	50	—	—	—	—	—	—	—	—	—	—	—	34	84
Contributions	46	—	46	—	—	—	—	—	—	—	—	—	—	—	95	141
Distributions	(8)	—	(8)	—	—	—	—	—	—	—	—	—	—	—	(20)	(28)
Net increase (decrease) in Brookfield Asset Management Inc. investment	(29)	(2)	(31)	—	—	—	—	—	—	—	—	—	—	—	50	19

Balance as at March 31, 2016	$2,151	$(307)	$1,844	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$—	$1,456	$3,300

(1)
See Note 15 for additional information.

(2)
Includes gains or losses on changes in ownership interests of consolidated subsidiaries.

(3)
See Note 14 for additional information on distribution as it relates to interest of others in operating subsidiaries.

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

BROOKFIELD BUSINESS PARTNERS L.P.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW

		Three months ended March 31,
(US$ MILLIONS)	Notes	2017	2016
Operating Activities
Net income (loss)		$203	$(29)
Adjusted for the following items:
Equity accounted income, net		(10)	(27)
Impairment expense, net		7	—
Depreciation and amortization expense		65	72
Gain on acquisitions/dispositions, net		(272)	—
Provisions and other items		(24)	13
Deferred income tax expense (recovery)		4	(7)
Changes in non-cash working capital, net	18	75	17

Cash from operating activities		48	39

Financing Activities
Proceeds from borrowings		97	276
Repayment of borrowings		(245)	(163)
Capital provided by others who have interests in operating subsidiaries		—	99
Capital provided by Brookfield Asset Management Inc.		—	46
Distributions to limited partners and Redemption-Exchange Unitholders		(7)	—
Distributions to others who have interests in operating subsidiaries		(223)	(21)
Distributions to Brookfield Asset Management Inc.		—	(8)

Cash from (used in) financing activities		(378)	229

Investing Activities
Acquisitions
Property, plant and equipment and intangible assets		(37)	(36)
Intangible assets		(3)	(1)
Financial assets		(13)	(307)
Dispositions and distributions
Subsidiaries, net of cash disposed		357	—
Property, plant and equipment		—	4
Equity accounted investments		6	2
Financial assets		158	2
Net settlement of foreign exchange hedges		(5)	19
Restricted cash and deposits		16	—

Cash from (used in) investing activities		479	(317)

Cash
Change during the period		149	(49)
Impact of foreign exchange on cash		6	11
Balance, beginning of year		1,050	354

Balance, end of period		$1,205	$316

Supplemental cash flow information is presented in Note 18

The accompanying notes are an integral part of the unaudited interim condensed consolidated financial statements.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 1.    NATURE AND DESCRIPTION OF THE PARTNERSHIP

  Brookfield Business Partners L.P. and its subsidiaries, (collectively, "the partnership") own and operate business services and industrial operations ("the Business") on a global basis. Brookfield Business Partners L.P. was registered as a limited partnership established under the laws of Bermuda, and organized pursuant to a limited partnership agreement as amended on May 31, 2016, and as further amended on June 17, 2016. Brookfield Business Partners L.P. is a subsidiary of Brookfield Asset Management Inc. ("Brookfield Asset Management" or "Brookfield" or the "parent company"). Brookfield Business Partners L.P.'s limited partnership units are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbols "BBU" and "BBU.UN", respectively. The registered head office of Brookfield Business Partners L.P. is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda.

NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES

  (a)
  Basis of presentation

    These unaudited interim condensed consolidated financial statements of the partnership have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the International Accounting Standards Board, or the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2016, except for the impact of the adoption of the accounting standard described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2016 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim condensed consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current period's presentation.

    These unaudited interim condensed consolidated financial statements were approved by the partnership's Board of Directors and authorized for issue on May 5, 2017.

  (b)
  Continuity of interests

    Brookfield Business Partners L.P. was established on January 18, 2016 by Brookfield and on June 20, 2016 Brookfield completed the spin-off of the Business to holders of Brookfield's Class A and B limited voting shares. Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. As a result of this continuing common control, there is insufficient substance to justify a change in the measurement of the Business. In accordance with the partnership's and Brookfield's accounting policy, the partnership has reflected the Business in its financial position and results of operations using Brookfield's carrying values, prior to the spin-off.

    To reflect this continuity of interests these unaudited interim condensed consolidated financial statements provide comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield. The economic and accounting impact of contractual relationships created or modified in conjunction with the spin-off have been reflected prospectively from the date of the spin-off and have not been reflected in the results of operations or financial position of the partnership prior to June 20, 2016, as such items were in fact not created or modified prior thereto. Accordingly, the financial information for the periods prior to June 20, 2016 is presented based on the historical financial information for the Business as previously reported by Brookfield. For the period after completion of the spin-off, the results are based on the actual results of the partnership, including the adjustments associated with the spin-off and the execution of several new and amended agreements including management service and relationship agreements. Therefore, net income (loss) and comprehensive income (loss) not attributable to interests of others in operating subsidiaries has been allocated to Brookfield prior to June 20, 2016 and allocated to the limited partners, the general partner and redemption-exchange unitholders on and after June 20, 2016.

    Prior to June 20, 2016, intercompany transactions between the partnership and Brookfield have been included in these unaudited interim consolidated financial statements and are considered to be forgiven at the time the transaction, are recorded and reflected as a "Net increase/(decrease) in Brookfield Asset Management Inc. investment". "Net increase/(decrease) in Brookfield Asset Management Inc. investment" as shown in the unaudited interim condensed consolidated statements of changes in equity represents the parent company's historical investment in the partnership, accumulated net income and the net effect of the transactions and allocations from the parent company. The total net effect of transactions with the parent company is reflected in the unaudited interim condensed consolidated statements of cash flow as a financing activity and in the unaudited interim condensed consolidated statements of financial position as "Equity attributable to Brookfield Asset Management Inc."

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 2.    SIGNIFICANT ACCOUNTING POLICIES (Continued)

  (c)
  Future Changes in Accounting Policies

  (i)
  Revenue from Contracts with Customers

    IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt IFRS 15 on a fully retrospective basis or on a modified retrospective basis. The partnership has developed a detailed transition plan to implement IFRS 15. The partnership is at the assessment and evaluation phase of its plan.

  (ii)
  Financial Instruments

    In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The partnership has developed a detailed transition plan to implement IFRS 9. The partnership is at the assessment phase and has compiled an inventory of all of its financial instruments.

  (iii)
  Leases

    IFRS 16, Leases, ("IFRS 16") provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. The partnership is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

  (d)
  New Accounting Policies adopted

  (i)
  Income taxes

    In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset's carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. These amendments did not have a significant impact on the unaudited interim condensed consolidated financial statements.

  (ii)
  Disclosures — Statement of cash flows

    In January 2016, the IASB issued the amendments to IAS 7, Statement of Cash Flows, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. These amendments will be applied to the annual consolidated financial statements with no comparatives required.

NOTE 3.    FAIR VALUE OF FINANCIAL INSTRUMENTS

  The fair value of a financial instrument is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Fair values are determined by reference to quoted bid or ask prices, as appropriate. Where bid and ask prices are unavailable, the closing price of the most recent transaction of that instrument is used. In

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 3.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  the absence of an active market, fair values are determined based on prevailing market rates such as bid and ask prices, as appropriate for instruments with similar characteristics and risk profiles or internal or external valuation models, such as option pricing models and discounted cash flow analyses, using observable market inputs.

  Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, the partnership looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price and rate volatilities as applicable. Financial instruments classified as fair value through profit or loss are carried at fair value on the unaudited interim condensed consolidated statements of financial position and changes in fair values are recognized in profit or loss.

  The following table provides the details of financial instruments and their associated financial instrument classifications as at March 31, 2017:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
MEASUREMENT BASIS
Financial assets
Cash and cash equivalents	$—	$—	$1,205	$1,205
Accounts receivable, net (current and non-current)(1)	40	—	1,850	1,890
Other assets (current and non-current)(2)	—	—	315	315
Financial assets (current and non-current)(4)	27	282	66	375

Total	$67	$282	$3,436	$3,785

Financial liabilities
Accounts payable and other(3)	$13	—	$2,337	$2,350
Borrowings (current and non-current)	—	—	1,417	1,417

Total	$13	$—	$3,754	$3,767

  (1)
  Accounts receivable recognized at fair value relates to our mining business.

  (2)
  Excludes prepayments and other assets of $107 million.

  (3)
  Excludes provisions and decommissioning liabilities of $216 million.

  (4)
  Refer to Hedging Activities in note (a).

  Included in cash and cash equivalents as at March 31, 2017 is $527 million of cash (December 31, 2016: $519 million) and $678 million of cash equivalents (December 31, 2016: $531 million) which includes $596 million on deposit with Brookfield (December 31, 2016: $519 million), as described in Note 12.

  The fair value of all financial assets and liabilities as at March 31, 2017 were consistent with carrying value with the exception of the borrowings at one of our industrial operations, where fair value determined using Level 1 inputs was $202 million (December 31, 2016: $204 million) versus a book value of $224 million (December 31, 2016: $221 million).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 3.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

  The following table provides the allocation of financial instruments and their associated financial instrument classifications as at December 31, 2016:

(US$ MILLIONS)	FVTPL	Available for sale securities	Loans and Receivables/ Other Liabilities	Total
	(Fair Value)	(Fair Value through OCI)	(Amortized Cost)
MEASUREMENT BASIS
Financial assets
Cash and cash equivalents	$—	$—	$1,050	$1,050
Accounts receivable, net (current and non-current)(1)	42	—	1,755	1,797
Other assets (current and non-current)(2)	—	—	309	309
Financial assets (current and non-current)(4)	34	432	73	539

Total	$76	$432	$3,187	$3,695

Financial liabilities
Accounts payable and other(3)	$32	—	$2,222	$2,254
Borrowings (current and non-current)	—	—	1,551	1,551

Total	$32	$—	$3,773	$3,805

  (1)
  Accounts receivable recognized at fair value relates to our mining business.

  (2)
  Excludes prepayments and other assets of $109 million.

  (3)
  Excludes provisions and decommissioning liabilities of $203 million.

  (4)
  Refer to Hedging Activities in note (a).
  (a)
  Hedging Activities

    The partnership uses foreign exchange contracts and foreign currency denominated debt instruments to manage foreign currency exposures arising from net investments in foreign operations. For the three months ended March 31, 2017, unrealized pre-tax net losses of $31 million (March 31, 2016: net loss of $25 million) were recorded in other comprehensive income for the effective portion of hedges of net investments in foreign operations. As at March 31, 2017, there was an unrealized derivative asset balance of $4 million (December 31, 2016: $21 million) and derivative liability balance of $9 million (December 31, 2016: $1 million) relating to derivative contracts designated as net investment hedges.

    The partnership uses commodity swap contracts to hedge the sale price of its gas contracts and foreign exchange contracts to hedge highly probable future acquisitions. These contracts are designated as cash flow hedges. For the three months ended March 31, 2017, unrealized pre-tax net gains of $17 million (March 31, 2016: $nil) were recorded in other comprehensive income for the effective portion of cash flow hedges. As at March 31, 2017, there was an unrealized derivative asset balance of $6 million (December 31, 2016: $nil) and derivative liability balance of $1 million (December 31, 2016: $12 million) relating to the derivative contracts designated as cash flow hedges.

    Other derivative instruments are measured at fair value, with changes in fair value recognized in the consolidated statements of operating results.

  (b)
  Fair Value Hierarchical Levels — Financial Instruments

    Level 3 assets and liabilities measured at fair value on a recurring basis include $102 million (December 31, 2016: $108 million) of financial assets and $nil (December 31, 2016: $nil) of financial liabilities, which are measured at fair value using valuation inputs based on management's best estimates.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 3.    FAIR VALUE OF FINANCIAL INSTRUMENTS (Continued)

    There were no transfers between levels during the three month period ended March 31, 2017. The following table categorizes financial assets and liabilities, which are carried at fair value, based upon the level of input as at March 31, 2017 and December 31, 2016:

	March 31, 2017			December 31, 2016
(US$ MILLIONS)	Level 1	Level 2	Level 3	Level 1	Level 2	Level 3
Financial assets
Common shares	$197	$—	$—	$192	$—	$—
Corporate bonds		—	—	143	—	—
Accounts receivable	—	40	—	—	42	—
Loans and notes receivable	—	—	3	—	—	8
Derivative assets	—	10	14	—	23	9
Other financial assets	—	—	85	—	—	91

	$197	$50	$102	$335	$65	$108

Financial liabilities
Derivative liabilities	$—	$13	$—	$—	$32	$—

	$—	$13	$—	$—	$32	$—

  (c)
  Offsetting of Financial Assets and Liabilities

    Financial assets and liabilities are offset with the net amount reported in the unaudited interim condensed consolidated statements of financial position where the partnership currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. As at March 31, 2017, $23 million gross, of financial assets (December 31, 2016: $20 million) and $8 million gross, of financial liabilities (December 31, 2016: $11 million) were offset in the unaudited interim condensed consolidated statements of financial position related to derivative financial instruments.

NOTE 4.    FINANCIAL ASSETS

(US$ MILLIONS)	March 31, 2017	December 31, 2016
Current
Marketable securities(1)	$197	$335
Restricted cash	56	71
Derivative contracts	9	23
Loans and notes receivable	8	4

Total current	$270	$433

Non-current
Derivative contracts	$15	$9
Loans and notes receivable	5	6
Other financial assets	85	91

Total non-current	$105	$106

  (1)
  During the three month period ended March 31, 2017, the partnership recognized $33 million of net gains on disposition of marketable securities.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 5.    OTHER ASSETS

(US$ MILLIONS)	March 31, 2017	December 31, 2016
Current
Work in progress (Note 10)	$315	$309
Prepayments and other assets	86	88

Total current	$401	$397

Non-current
Prepayments and other assets	$21	$21

Total non-current	$21	$21

NOTE 6.    ASSETS HELD FOR SALE

  Industrial Operations — Graphite electrode business

  During the three months period ended March 31, 2017, our graphite electrodes business within our industrial operations segment recorded a $7 million charge to align the carrying value of assets to estimated fair value. Management is actively seeking and negotiating with potential buyers and expects to complete the sale of the remaining assets during the year ending December 31, 2017.

  Industrial Operations — Infrastructure support manufacturing

  During the three months period ended March 31, 2017, a portion of the assets that were classified as held for sale were sold for approximately $11 million. Management is actively negotiating with a buyer and expects to complete the sale of the remaining assets during the year ending December 31, 2017.

  Industrial Operations — Bath and shower manufacturing

  In January 2017, together with institutional partners, the partnership completed the sale of its bath and shower manufacturing business for proceeds of $357 million after transaction costs and other items with an associated gain of $228 million.

  The following table presents the assets and liabilities that are classified as held for sale as at:

(US$ MILLIONS)	March 31, 2017	December 31, 2016
Cash and cash equivalents	$—	$8
Accounts receivable, net	24	56
Inventory	39	75
Property, plant and equipment	13	58
Intangible assets and goodwill	—	67

Assets held for sale	$76	$264

Accounts payable and other	$21	$66

Liabilities classified as held for sale	$21	$66

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 7.    PROPERTY, PLANT AND EQUIPMENT

(US$ MILLIONS)	March 31, 2017	December 31, 2016
Gross Carrying Amount:
Beginning Balance	$2,849	$2,959
Additions	33	134
Disposals	(7)	(113)
Acquisitions through business combinations	—	—
Transfers and assets reclassified as held for sale(1)	—	(197)
Net foreign currency exchange differences	26	66

Ending Balance	$2,901	$2,849

Accumulated Depreciation and Impairment
Beginning Balance	(753)	(595)
Depreciation/depletion/impairment expense	(51)	(216)
Disposals	5	14
Transfers and assets reclassified as held for sale(1)	—	59
Net foreign currency exchange differences	(7)	(15)

Ending Balance	$(806)	$(753)

Net Book Value	$2,095	$2,096

  (1)
  See Note 6 for additional information.

NOTE 8.    EQUITY ACCOUNTED INVESTMENT

  For the three month period ended March 31, 2017, the partnership recognized a distribution of $25 million from our equity accounted investment within the Energy segment.

NOTE 9.    ACCOUNTS PAYABLE AND OTHER

(US$ MILLIONS)	March 31, 2017	December 31, 2016
Current:
Accounts payable	$1,308	$1,325
Accrued and other liabilities(1)(2)	526	476
Work in progress (Note 10)	297	239
Provisions and decommissioning liabilities	52	39

Total current	$2,183	$2,079

Non-current:
Accounts payable	$93	$91
Accrued and other liabilities(2)	126	123
Provisions and decommissioning liabilities	164	164

Total non-current	$383	$378

  (1)
  Includes bank overdrafts.

  (2)
  Includes defined benefit pension obligation of $46 million ($1 million current and $45 million non-current) and post-retirement benefits obligation of $27 million ($2 million current and $25 million non-current).

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 10.    CONTRACTS IN PROGRESS

(US$ MILLIONS)	March 31, 2017	December 31, 2016
Contract costs incurred to date	$10,649	$9,761
Profit recognized to date (less recognized losses)	501	498

	11,150	10,259
Less: progress billings	(11,132)	(10,189)

Contract work in progress (liability)	$18	$70

Comprising:
Amounts due from customers — work in progress (current)	$315	309
Amounts due to customers — creditors (current)	(297)	(239)

Net work in progress	$18	$70

NOTE 11.    BORROWINGS

  Current and non-current borrowings as at March 31, 2017 were $1,417 million (December 31, 2016: $1,551 million). The decrease of $134 million was primarily due to the repayment of debt balances related to the acquisitions of financial assets in our energy and industrial operations segments, partially offset by an increase in borrowings within our facilities management operations.

  Some of the partnership's businesses have credit facilities in which they borrow and repay on a monthly basis. This movement has been shown on a net basis in the partnership's unaudited interim condensed consolidated statements of cash flow.

  As described in Note 12, the partnership entered into a credit agreement with Brookfield for two, three-year revolving credit facilities with variable interest rates. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding the acquisitions and investments. As at March 31, 2017, the credit facilities under the Brookfield Credit Agreements remain undrawn.

  The partnership has a revolving credit facility for an aggregate of $150 million with a group of US and Canadian banks. The facilities have terms of two years and are available to fund acquisitions and for general corporate purposes. The revolver bears interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or base rate or prime rate plus 1.75%. As at March 31, 2017, the facilities remain undrawn.

  The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving term credit facilities and revolving operating facilities with variable interest rates. In certain cases, the facilities may have financial covenants which are generally in the form of interest coverage ratios and leverage ratios. One of the partnership's real estate services businesses within our business services segment has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met as substantially all risk and rewards of ownership are not transferred.

NOTE 12.    RELATED PARTY TRANSACTIONS

  In the normal course of operations, the partnership entered into the transactions below with related parties on exchange value. These transactions have been measured at fair value and are recognized in the unaudited interim condensed consolidated financial statements.

  (a)
  Transactions with the parent company

    As at March 31, 2017, $nil was drawn on the credit facilities under the Brookfield Credit Agreement (December 31, 2016: $nil).

    The partnership entered into a Deposit Agreement with Brookfield. From time to time, the partnership may place funds on deposit of up to $250 million with Brookfield. The deposit balance is due on demand and earns interest which is on market terms. As at March 31, 2017, the amount of the deposit was $212 million and was included in cash and cash equivalents. Additionally, in December 2016, the partnership entered into a one-time Deposit Agreement with Brookfield to place the proceeds of the December 2016 equity offering on deposit with Brookfield. The deposit balance is due on demand and earns a market rate of interest. As at March 31, 2017, $384 million was on deposit in relation to this agreement. For the three months ended March 31, 2017 the partnership earned interest income of $2 million on these deposits.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 12.    RELATED PARTY TRANSACTIONS (Continued)

    The partnership pays Brookfield a quarterly base management fee. For purposes of calculating the base management fee, the total capitalization of Brookfield Business Partners L.P. is equal to the quarterly volume-weighted average trading price of a unit on the principal stock exchange for the partnership units (based on trading volumes) multiplied by the number of units outstanding at the end of the quarter (assuming full conversion of the redemption-exchange units into units of Brookfield Business Partners L.P.), plus the value of securities of the other Service Recipients that are not held by the partnership, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. The base management fee for the three month period ended March 31, 2017 was $6 million.

    The partnership entered into a number of hedges of net investments in foreign operations with Brookfield. For the three month period ended March 31, 2017, unrealized losses of $14 million (March 31, 2016: $9 million) and realized losses of $6 million associated with these hedges were recorded in the statement of comprehensive income. The total amount recorded as a financial asset as at March 31, 2017 is $1 million (December 31, 2016: $12 million) and the total amount recorded as a financial liability as at March 31, 2017 is $4 million (December 31, 2016: $nil).

  (b)
  Other

    The following table summarizes other transactions the partnership has entered into with related parties:

	Three Months Ended
(US$ MILLIONS)	March 31, 2017	March 31, 2016
Transactions during the period:
Construction revenues	$78	$65

(US$ MILLIONS)	March 31, 2017	December 31, 2016
Balances at end of period:
Accounts receivable	$80	$97

Accounts payable and other	$46	$47

NOTE 13.    DERIVATIVE FINANCIAL INSTRUMENTS

  The partnership's activities expose it to a variety of financial risks, including market risk (i.e., currency risk, interest rate risk, commodity risk and other price risk), credit risk and liquidity risk. The partnership and its subsidiaries selectively use derivative financial instruments principally to manage these risks.

  The aggregate notional amount of the partnership's derivative positions were as follows as at:

(US$ MILLIONS)	Note		March 31, 2017	December 31, 2016
Foreign exchange contracts(1)			$1,014	$761
Commodity contracts	(a	)	—	—

			$1,014	$761

  (1)
  Notional amounts are presented on a net basis for those derivative instruments that are offset.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 13.    DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

  (a)
  Commodity Contracts

    The partnership held the following commodity swap contracts as at March 31, 2017:

(US$ MILLIONS)	Total Volume	Weighted average price range	Remaining term	Fair market value asset (liability)
Commodity swap	298,578 Mcf/d	(USD$/Mcf) – $1.90-$2.35	April 2017 – Mar 2019	$1
Commodity swap	54,000 Ounces	(USD$/Oz) – $736-$781	April 2017 – July 2017	$(2)

				$(1)

NOTE 14.    EQUITY

  For the three month period ended March 31, 2017, the partnership distributed a dividend to LP, GP and REU unitholders of $7 million, or approximately $0.0625 per partnership unit (March 31, 2016: $nil). The partnership also distributed to others who have interests in the operating subsidiaries $217 million primarily related to the sale of the bath and shower manufacturing business.

  There was no change in the number of units issued and outstanding during the three month period ended March 31, 2017.

  (a)
  Earnings per limited partner unit

    Net income attributable to limited partnership unitholders was $32 million for the three month period ended March 31, 2017. The weighted average number of limited partnership units was 52 million for the three month period ended March 31, 2017.

NOTE 15.    ACCUMULATED OTHER COMPREHENSIVE INCOME

  (a)
  Attributable to Limited Partners

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(148)	$4	$3	$(141)
Other comprehensive income (loss)	17	(3)	(7)	7

Balance as at March 31, 2017	$(131)	$1	$(4)	$(134)

    (1)
    Represents net investment hedges, cash flow hedges and other reserves.

    Comparative figures have not been presented as the limited partner units did not exist in the comparative period.

  (b)
  Attributable to Non-controlling interest — Redemption-Exchange Units held by Brookfield

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2017	$(205)	$2	$6	$(197)
Other comprehensive income (loss)	18	(3)	(7)	8

Balance as at March 31, 2017	$(187)	$(1)	$(1)	$(189)

    (1)
    Represents net investment hedges, cash flow hedges and other reserves.

    Comparative figures have not been presented as the redemption-exchange units did not exist in the comparative period.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 15.    ACCUMULATED OTHER COMPREHENSIVE INCOME (Continued)

  (c)
  Attributable to Brookfield Asset Management Inc.

(US$ MILLIONS)	Foreign currency translation	Available for sale	Other(1)	Accumulated other comprehensive income (loss)
Balance as at January 1, 2016	$(358)	$(35)	$33	$(360)
Other comprehensive income (loss)	62	4	(11)	55
Net increase/decrease in parent company investment	3	—	(5)	(2)

Balance as at March 31, 2016	$(293)	$(31)	$17	$(307)

    (1)
    Represents net investment hedges, cash flow hedges and other reserves.

NOTE 16.    DIRECT OPERATING COSTS

  The partnership has no key employees or directors and does not remunerate key management personnel. Key decision makers of the partnership are all employees of the ultimate parent company, which provides management services under the Master Services Agreement.

  Direct operating costs include all attributable expenses except interest, depreciation and amortization, impairment expense, other expenses, and taxes and primarily relate to cost of sales and compensation. The following table lists direct operating costs for the three months ended March 31, 2017, and March 31, 2016 by nature:

(US$ MILLIONS)	March 31, 2017	March 31, 2016
Cost of sales	$1,514	$1,242
Compensation	354	325
Property taxes, sales taxes and other	6	2

Total	$1,874	$1,569

  Inventories recognized as expense during the three month period ended March 31, 2017 amounted to $178 million (March 31, 2016: $237 million).

NOTE 17.    SEGMENT INFORMATION

  Our operations are organized into five operating segments which are regularly reviewed by our Chief Operating Decision Maker (the "CODM") for the purpose of allocating resources to the segment and to assess its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are company funds from operations, or Company FFO and Company EBITDA.

  Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investment.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 17.    SEGMENT INFORMATION (Continued)

  Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expenses, current income taxes, and realized disposition gains, and current income taxes and interest expenses related to equity accounted investments.

	Three months ended March 31, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Revenues	$1,016	$616	$69	$231	$2	$1,934
Direct operating costs	(1,020)	(583)	(51)	(219)	(1)	(1,874)
General and administrative expenses	(11)	(23)	(4)	(15)	(9)	(62)
Equity accounted Company EBITDA(3)	—	4	14	—	—	18
Company EBITDA attributable to others(4)	1	(14)	(12)	2	—	(23)

Company EBITDA	(14)	—	16	(1)	(8)	(7)
Realized disposition gain, net	2	5	36	229	—	272
Interest expense	—	(4)	(6)	(9)	—	(19)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments(3)	—	—	(1)	—	—	(1)
Current income taxes	10	—	(1)	(8)	3	4
Company FFO attributable to others (net of Company EBITDA attributable to others)(4)	(1)	3	(24)	(132)	—	(154)

Company FFO(1)	(3)	4	20	79	(5)	95
Depreciation and amortization expense(2)						(65)
Impairment expense, net						(7)
Deferred income taxes						(4)
Other income (expense), net						14
Non-cash items attributable to equity accounted investments(3)						(7)
Non-cash items attributable to others(4)						40

Net income (loss) attributable to unitholders(1)						$66

  (1)
  Company FFO and net income attributable to unitholders include net income and Company FFO attributable to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders.

  (2)
  For the three month period ended March 31, 2017, depreciation and amortization by segment is as follows; Construction Services $5 million, Business Services $9 million, Energy $26 million, Industrial Operations $25 million.

  (3)
  The sum of these amounts equate to equity accounted income of $10 million.

  (4)
  Total cash and non-cash items attributable to the interest of others equals net gain of $137 million as per the unaudited interim condensed consolidated statements of operating results.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 17.    SEGMENT INFORMATION (Continued)

	Three months ended March 31, 2016
	Total attributable to the partnership
(US$ MILLIONS)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Revenues	$888	$451	$66	$272	$—	$1,677
Direct operating costs	(856)	(418)	(43)	(252)	—	(1,569)
General and administrative expenses	(10)	(24)	(4)	(24)	—	(62)
Equity accounted Company EBITDA(2)	—	3	59	—	—	62
Company EBITDA attributable to others(3)	—	(6)	(55)	4	—	(57)

Company EBITDA	22	6	23	—	—	51
Realized disposition gain	—	—	—	—	—	—
Interest expense	—	(4)	(8)	(12)	—	(24)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments(2)	—	—	(6)	—	—	(6)
Current income taxes	—	(2)	(1)	—	—	(3)
Company FFO attributable to others (net of Company EBITDA attributable to others)(3)	—	2	10	7	—	19

Company FFO(4)	22	2	18	(5)	—	37
Depreciation and amortization expense(1)						(72)
Impairment expense, net						—
Gain on acquisitions						—
Deferred income taxes						7
Other income (expense), net						(10)
Non-cash items attributable to equity accounted investments(2)						(29)
Non-cash items attributable to others(3)						62

Net income (loss) attributable to parent(4)						$(5)

  (1)
  For the three month period ended March 31, 2016, depreciation and amortization by segment is as follows; Construction Services $5 million, Business Services $8 million, Energy $31 million, Industrial Operations $28 million.

  (2)
  The sum of these amounts equate to equity accounted income of $27 million.

  (3)
  Total cash and non-cash items attributable to the interest of others equals net loss of $24 million as per the unaudited interim condensed consolidated statements of operating results.

  (4)
  Company FFO and net income attributable to parent includes net income and Company FFO attributable to the parent company prior to the spin-off on June 20, 2016.
  (a)
  Segment Assets

    For the purpose of monitoring segment performance and allocating resources between segments, the CODM monitors the assets, including investments accounted for using the equity method, attributable to each segment.

    The following is an analysis of the partnership's assets by reportable operating segment as at March 31, 2017 and December 31, 2016:

	As at March 31, 2017
	Total attributable to the partnership
(US$ MILLIONS)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Total assets	$2,432	$1,738	$1,493	$1,816	$640	$8,119

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 17.    SEGMENT INFORMATION (Continued)

	As at December 31, 2016
	Total attributable to the partnership
(US$ MILLIONS)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
Total assets	$2,275	$1,690	$1,596	$2,047	$585	$8,193

NOTE 18.    SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended
(US$ MILLIONS)	March 31, 2017	March 31, 2016
Interest paid	$15	$13
Income taxes received	$1	$3

  Amounts paid and received for interest were reflected as operating cash flows in the unaudited interim condensed consolidated statements of cash flow.

  Details of "Changes in non-cash working capital, net" on the unaudited interim condensed consolidated statements of cash flow are as follows:

	Three Months Ended
(US$ MILLIONS)	March 31, 2017	March 31, 2016
Accounts receivable	$(79)	$16
Inventory	—	15
Prepayments and other	25	19
Accounts payable and other	129	(33)

Changes in non-cash working capital, net	$75	$17

NOTE 19.    SUBSEQUENT EVENTS

  (a)
  Distribution

    On May 5, 2017, the Board of Directors declared a quarterly distribution in the amount of $0.0625 per unit, payable on June 30, 2017 to unitholders of record as at the close of business on May 31, 2017.

  (b)
  Acquisition of BRK Ambiental

    On April 25, 2017, together with institutional partners, the partnership completed the previously announced acquisition of a 70% controlling stake in a water, wastewater and industrial water treatment business in Brazil for a total investment of $908 million. The investment is comprised of a payment of $768 million to the seller and approximately $140 million in additional capital contributed at closing to fund working capital requirements and support expected growth of the business. In addition, the partnership and its institutional partners expect to purchase a direct interest in related assets held through a joint venture for $116 million. A future payment to the seller of up to R$350 million (approximately $115 million at the current exchange rate) may be made if the business achieves certain performance milestones over the three years following closing.

    On acquisition, we had a 26% economic interest and a 70% voting interest in this business, providing us the right to direct the relevant activities of the entity, thereby providing the partnership with control. Accordingly, the partnership expects to consolidate the entity effective April 25, 2017.

    Due to the recent closing of the acquisition, the complete valuation and initial purchase price accounting for the business combination is not available as at the date of release of these unaudited interim condensed consolidated financial statements. As a result, the partnership has not provided amounts recognized as at the acquisition date for certain major classes of assets acquired and liabilities assumed.

NOTES TO UNAUDITED INTERIM CONDENSED
CONSOLIDATED FINANCIAL STATEMENTS (Continued)

As at March 31, 2017 and December 31, 2016 and for the three months ended
March 31, 2017 and 2016

NOTE 19.    SUBSEQUENT EVENTS (Continued)

  (c)
  Acquisition of Canadian gas station operation

    On April 19, 2017, together with institutional partners, the partnership entered into a definitive agreement to acquire 100% of Loblaw's gas station operations in Canada. The gas station network is one of the largest in Canada and includes 213 retail gas stations and associated convenience kiosks adjacent to Loblaw-owned grocery stores across the country. The transaction provides for a purchase price of approximately C$540 million. Completion of the transaction remains subject to customary closing conditions and is expected to occur in the third quarter of 2017.

 MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Introduction

        This management's discussion and analysis of our operating results and financial condition, or MD&A, of Brookfield Business Partners L.P. and subsidiaries, (collectively, the partnership, or we, or our), covers the financial position of the partnership as at March 31, 2017 and December 31, 2016, and results of operations for the three month period ended March 31, 2017 and 2016. The information in this MD&A should be read in conjunction with the unaudited interim condensed consolidated financial statements as at March 31, 2017 and December 31, 2016, and for the three month period ended March 31, 2017 and March 31, 2016, or the interim financial statements. This MD&A was prepared as of May 9, 2017. Additional information relating to the partnership can be found at www.sedar.com or www.sec.gov.

        In addition to historical information, this MD&A contains forward-looking statements. Readers are cautioned that these forward-looking statements are subject to rules and uncertainties and could cause actual results to differ materially from those reflected in the forward-looking statements.

Forward-Looking Statements

        This MD&A contains certain forward-looking statements. Forward-looking statements relate to expectations, beliefs, projections, future plans and strategies, anticipated events or trends and similar expressions concerning matters that are not historical facts. Forward-looking statements in this MD&A include statements regarding the quality of our assets, our financial performance, and the partnership's future growth prospects. In some cases, you can identify forward-looking statements by terms such as "anticipate", "believe", "could", "estimate", "expect", "intend", "may", "plan", "potential", "should", "will" and "would" or the negative of those terms or other comparable terminology.

        The forward-looking statements are based on our beliefs, assumptions and expectations of our future performance, taking into account all information currently available to us. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or within our control. If a change occurs, our business, financial condition, liquidity and results of operations may vary materially from those expressed in our forward-looking statements. The following factors, among others, could cause our actual results to vary from our forward-looking statements:

  •
  changes in the general economy;

  •
  general economic and business conditions that could impact our ability to access capital markets and credit markets;

  •
  the cyclical nature of most of our operations;

  •
  exploration and development may not result in commercially productive assets;

  •
  actions of competitors;

  •
  foreign currency risk;

  •
  our ability to derive fully anticipated benefits from future or existing acquisitions, joint ventures, investments or dispositions;

  •
  actions or potential actions that could be taken by our co-venturers, partners, fund investors or co-tenants;

  •
  risks commonly associated with a separation of economic interest from control;

  •
  failure to maintain effective internal controls;

  •
  actions or potential actions that could be taken by Brookfield Asset Management Inc., or Brookfield Asset Management, and its subsidiaries (other than the partnership, and, together with Brookfield Asset Management, Brookfield or the parent company);

  •
  the departure of some or all of Brookfield's key professionals;

  •
  the threat of litigation;

  •
  changes to legislation and regulations;

  •
  possible environmental liabilities and other possible liabilities;

  •
  our ability to obtain adequate insurance at commercially reasonable rates;

  •
  our financial condition and liquidity;

  •
  volatility in oil and gas prices;

  •
  capital expenditures required in connection with finding, developing or acquiring additional reserves;

  •
  downgrading of credit ratings and adverse conditions in the credit markets;

  •
  changes in financial markets, foreign currency exchange rates, interest rates or political conditions;

  •
  the impact of the potential break-up of political-economic unions (or the departure of a union member);

  •
  the general volatility of the capital markets and the market price of our units; and

  •
  other factors described elsewhere in this document and in our most recent Annual Report on Form 20-F under the heading "Risk Factors".

        Statements relating to "reserves" are deemed to be forward-looking statements as they involve the implied assessment, based on certain estimates and assumptions, that the reserves described herein can be profitably produced in the future. We qualify any and all of our forward-looking statements by these cautionary factors.

        We caution that the foregoing list of important factors that may affect future results is not exhaustive. When relying on our forward-looking statements or information, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Except as required by law, we undertake no obligation to publicly update or revise any forward-looking statements or information, whether written or oral, that may be as a result of new information, future events or otherwise.

        These risk factors and others are discussed in detail under the heading "Risk Factors" in our most recent Annual Report on Form 20-F. New risk factors may arise from time to time and it is not possible to predict all of those risk factors or the extent to which any factor or combination of factors may cause actual results, performance or achievements of the partnership to be materially different from those contained in forward-looking statements. Given these risks and uncertainties, investors should not place undue reliance on forward-looking statements as a prediction of actual results. Although the forward-looking statements contained in this MD&A are based upon what the partnership believes to be reasonable assumptions, the partnership cannot assure investors that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A.

        Please refer to our most recent Annual Report on Form 20-F available on SEDAR at www.sedar.com, and EDGAR at www.sec.gov for a more comprehensive list of risks and uncertainties under the heading "Risk Factors".

Continuity of Interests

        On June 20, 2016, Brookfield completed the spin-off of the partnership by way of a special dividend of a portion of our limited partnership units to holders of Brookfield's Class A and B limited voting shares (the "spin-off"). On June 1, 2016, we acquired substantially all of the business services and industrial operations, or the Business, and received $250 million in cash from Brookfield. In consideration, Brookfield received (i) approximately 55% of the limited partnership units, or LP Units, and 100% of the general partner units, or GP Units, of Brookfield Business Partners L.P., (ii) special limited partnership units, or Special LP Units, and redemption-exchange units, or Redemption-Exchange Units, of Brookfield Business L.P., or the Holding LP, representing an approximate 52% limited partnership interest in the Holding LP, and (iii) $15 million of preferred shares of certain of our subsidiaries. As at March 31, 2017, Brookfield holds an approximate 75% of the partnership interest on a fully exchanged basis. Holders of the GP Units, LP Units and Redemption-Exchange Units will be collectively referred to throughout this MD&A as "Unitholders". The GP Units, LP Units and Redemption-Exchange Units have the same economic attributes in all respects, except that the

Redemption-Exchange Units may, at the request of Brookfield, be redeemed in whole or in part for cash in an amount equal to the market value of one of LP unit multiplied by the number of units to be redeemed (subject to certain adjustments). As a result, Brookfield, as holder of the Redemption-Exchange Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of the partnership. However, given the redemption feature referenced above and the fact that they were issued by our subsidiary, we present the Redemption-Exchange Units as a component of non-controlling interests.

        Brookfield directly and indirectly controlled the Business prior to the spin-off and continues to control the partnership subsequent to the spin-off through its interests in the partnership. Accordingly, we have reflected the Business and its financial position and results of operations using Brookfield's carrying values prior to the spin-off.

        To reflect the continuity of interests, this MD&A provides comparative information of the Business for the periods prior to the spin-off, as previously reported by Brookfield.

Basis of Presentation

        The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, or IAS 34, as issued by the IASB, and using the accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2016, except for the impact of the adoption of the accounting standard described below. The accounting policies the partnership applied in its annual consolidated financial statements as at and for the year ended December 31, 2016 are disclosed in Note 2 of such consolidated financial statements, with which reference should be made in reading these unaudited interim condensed consolidated financial statements. All defined terms are also described in the annual consolidated financial statements. The unaudited interim consolidated financial statements are prepared on a going concern basis and have been presented in U.S. dollars rounded to the nearest million unless otherwise indicated. Certain comparative figures have been reclassified to conform to the current period's presentation. The unaudited interim condensed consolidated financial statements include the accounts of the partnership and its consolidated subsidiaries, which are the entities over which the partnership has control.

        For the three months ended March 31, 2016, prior to the spin-off on June 20, 2016, the partnership's results represented a carve out of the assets, liabilities, revenues, expenses, and cash flows of the Business that was contributed to the partnership and included allocations of general corporate expenses of the pre spin-off business. These expenses, prior to the spin-off, relate to certain operations oversight functions and associated information technology, facilities and other overhead costs and have been allocated based on headcount. These allocated expenses have been included as appropriate in the partnership's consolidated statements of operating results prior to the spin-off. These allocations may not, however, reflect the expense the partnership would have incurred as an independent publicly traded company for the periods presented. Subsequent to the spin-off, the partnership is no longer allocated general corporate expenses of the parent company as the functions to which they related to are now provided through the Master Services Agreement with Brookfield.

        We also discuss the results of operations on a segment basis, consistent with how we manage and view our business. Our operating segments are construction services, business services, energy, industrial operations, and corporate and other.

        Non-IFRS measures used in this MD&A are reconciled to or calculated from such financial information. All dollar references, unless otherwise stated, are in millions of U.S. Dollars, Australian Dollars are identified as "A$", Brazilian Reais are identified as "R$", and Canadian Dollars are identified as "C$".

Overview of our Business

        The partnership is a Bermuda exempted limited partnership registered under the Bermuda Limited Partnership Act of 1883, as amended, and the Bermuda Exempted Partnerships Act of 1992, as amended.

        We were established by Brookfield to be its flagship public partnership for its business services and industrial operations. Our operations are primarily located in Canada, Australia, the United Kingdom, the United States and the Middle East. The partnership is focused on owning and operating high quality businesses that are low cost producers and/or benefit from high barriers to entry. We seek to build value through enhancing the cash flows of our businesses, pursuing an operations oriented acquisition strategy and opportunistically recycling capital generated from operations and dispositions into our existing operations, new acquisitions and investments. The partnership's goal is to generate returns to unitholders primarily through capital appreciation with a modest distribution yield.

Operating Segments

        We have five operating segments which are organized based on how management views business activities within particular sectors:

  i.
  Construction services, which include construction management and contracting services;

  ii.
  Business services, including residential real estate services, facilities management, logistics and financial advisory services;

  iii.
  Energy operations, including oil and gas production, and related businesses;

  iv.
  Industrial operations, including select manufacturing and mining operations; and

  v.
  Corporate and other, which includes corporate cash and liquidity management, and activities related to the management of the partnership's relationship with Brookfield.

        The charts below provide a breakdown by operating segment of total assets of $8.1 billion as at March 31, 2017 and of total revenues of $1.9 billion for the three months ended March 31, 2017.

Construction Services

        Our construction services business is a leading international contractor with a focus on high-quality construction, primarily on large-scale and complex landmark buildings and social infrastructure. Construction projects are generally delivered through contracts whereby we take responsibility for design, program, procurement and construction for a defined price. The majority of construction activities are typically subcontracted to reputable specialists whose obligations mirror those contained within the main construction contract. A smaller part of the business is construction management, whereby we charge a fee for coordination of the sub-trades employed by the client. We are typically required to provide warranties for completed works, either as specifically defined in a client contract or required under local regulatory requirements. We issue bank guarantees and insurance bonds to clients and receive guarantees and/or cash retentions from subcontractors.

        We recognize revenue and costs by reference to the stage of completion of the contract activity at the reporting date, measured as the proportion of contract costs incurred for work performed to date relative to the estimated total contract costs. A large portion of construction revenues and costs are earned and incurred in Australia, the United Kingdom and the Middle East, and are impacted by the fluctuation in their respective currencies. Given the cyclical nature of the construction industry and because a significant portion of our revenue is generated from large projects, the results from our construction operations can fluctuate quarterly and annually, depending on whether and when large project awards occur and the commencement and progress of work under large contracts already awarded. As we operate across the globe, our business is impacted by the general economic conditions and economic growth of the particular region in which we provide construction services.

Business Services

        We provide a variety of business services, such as facilities management, commercial and residential real estate services and employee relocation services serving large corporate and government clients around the globe, as well as financial advisory services. Our business services operations are typically defined by medium to long term contracts, which include the services to be performed and the rates to be earned for performing such services.

        The majority of our revenue is generated through our facilities management and relocation businesses. Within our facilities management business, we provide property management, building operations and maintenance and other value-added solutions, as well as strategic advisory services to a variety of customers across various sectors including government, military, financial institutions, utilities, industrial and corporate offices. We provide global employee relocation and related services to individuals and institutions and earn various fees by managing the process of employee relocation, home sale and expense management on behalf of our clients.

        Our business services segment also includes a financial advisory services business specializing in real estate, infrastructure and service sectors and provides M&A advisory, debt placement, project finance, asset brokerage and structured transaction services. Our financial advisory business operates globally with an expanding network that includes offices in North America, South America, Europe, Asia and Australia.

        Our business services activity is seasonal in nature and is affected by the general level of economic activity and related volume of services purchased by our clients.

Energy

        Our energy business is primarily comprised of oil and gas exploration and production, principally through our coal-bed methane, or CBM, platform in central Alberta, Canada, and an offshore oil and gas operation that serves the Western Australian market. Our energy business also includes energy-related service operations in Canada.

        Our Canadian properties produce approximately 50,000 barrels of oil equivalent per day(1), or BOE/D, 96% of which is natural gas from our CBM platform. Our CBM properties are characterized by long-life, low-decline reserves located at shallow depths and are low-risk with low-cost capital projects. Revenue from the sale of oil and gas is recognized when title to the product transfers to the purchasers based on volumes delivered and contractual delivery points and prices. Revenue from the production of gas in which we have an interest with other producers is recognized based on our working interest. Revenues are exposed to fluctuations in commodity prices, however, we aim to enter into contracts to hedge production, when appropriate.

        Our Western Australian properties were acquired in June 2015, and are held through an investment in an associate. We account for these operations by the equity method of accounting. Production at our Western Australian oil and gas operations is approximately 50,000 BOE/D(1), and we are one of the largest suppliers of gas into the Western Australian domestic market. The operations include critical infrastructure comprised of three domestic gas plants and two floating production, storage and offloading vessels. We recognize oil and natural gas revenues when working interest production is sold to a purchaser at fixed or determinable prices, when delivery has occurred and title has transferred and collectability of the revenue is reasonably assured. Revenues are exposed to fluctuations in commodity prices, however for our natural gas production we aim to enter into long term contracts and have hedged our shorter life conventional oil production through the first quarter of 2018. As at March 31, 2017, we had 125 million barrels of oil equivalent(1), or MMBOE of total company oil and gas reserves (not our company's net equity interest) under long term contracts or financially hedged.

        In our energy segment, we expect to incur future costs associated with dismantlement, abandonment and restoration of our assets. The present value of the estimated future costs to dismantle, abandon and restore are added to the capitalized costs of our assets and recorded as a long term liability.

(1)
Property working interest, but before deduction of royalties.

        Our energy operations also include contract drilling and well-servicing operations, primarily located in the Western Canadian Sedimentary Basin, or WCSB. Our energy-related contract drilling and well-servicing revenues are based upon orders and contracts with customers that include fixed or determinable prices and are based upon daily, hourly or contracted rates. A significant portion of the servicing revenue is derived from large national and international oil and gas companies which operate in Alberta, Canada. We experience seasonality in this business as the ability to move heavy equipment safely and efficiently in western Canadian oil and gas fields is dependent on weather conditions. Activity levels during the first and fourth quarter are typically the most robust, as the frost creates a stable ground mass that allows for easy access to well sites and easier drilling and service rig movement, while the second quarter is traditionally the slowest due to road bans during spring break up.

Industrial Operations

        Our industrial operations are focused on manufacturing and distribution activities in a variety of businesses. In December 2016, we entered into an agreement to sell our bath and shower products business. We acquired this business during the U.S. housing crisis and repositioned the company by appointing a new management team, redefining strategy, reducing costs, and focusing on new product development. Today the business generates strong sales and runs a lean operation, making it an opportune time for us to monetize the business and recycle capital. The transaction was completed in January 2017. Our operations also include a leading manufacturer of graphite electrodes, advanced carbon and graphite materials and needle coke products used in the production of graphite electrodes. Graphite electrodes are primarily used in electric arc furnaces in mini-mill steelmaking and a significant portion of our sales are to the steel production industry. We completed the acquisition of this business in August 2015, at what we believe was a low point in the industry cycle, driven primarily by the oversupply and downward price pressure in the steel market. This is a capital intensive business with significant barriers to entry and requires technical expertise to build and profitably operate. We are currently streamlining our processes with shorter lead times, lower costs, higher quality products and superior service, which should allow us to generate cash flows and returns as we come out of the trough in this cyclical business.

        In June 2015, we acquired operations that manufacture and market a comprehensive range of infrastructure products and engineered construction solutions. We acquired these operations by converting our term loan position, which we acquired in 2011, into an ownership position pursuant to a plan of arrangement under the Companies' Creditors Arrangement Act. Prior to the recapitalization, our consolidated results included interest and fees on our loan position. We manufacture and market corrugated high-density polyethylene pipe, or HDPE pipe, corrugated steel pipe, or CSP, and other drainage related products, including small bridge structures. We also manufacture and market engineered precast concrete systems such as parking garages, bridges, sport venues and building envelopes, as well as standard precast concrete products, such as steps, paving stones and utility vaults. We service customers in a diverse cross-section of industries that are located in every region of Canada, including Canada's national and regional public infrastructure markets and private sector markets in agricultural drainage, building construction and natural resources. Growth and profitability in these operations are directly impacted by the demand for infrastructure, but the diverse factors driving infrastructure investment activity generally result in relative stability of demand.

        In addition, we hold interests in specialty metal and aggregates mining operations in Canada. Our mining operations currently consist of a limestone aggregates quarry located in northern Alberta, Canada and the Lac des Iles, or LDI, mine in Ontario, Canada. The limestone quarry has 459.2 million tonnes of proven mineral reserves and 539.5 million tonnes of probable mineral reserves. As at January 1, 2015, the LDI mine had approximately 918,000 ounces of proven palladium reserves, which was comprised of 11.9 million tonnes of near surface ore with a palladium grade of 0.99 grams per tonne and 4.3 million tonnes of underground ore, with a palladium grade of 3.86 grams per tonne. The LDI mine is currently one of only two primary producers of palladium in North America. The LDI mine is in the process of transitioning from a large open stope blast hole mining method to a variation of sub-level cave mining where ore is extracted from progressively lower production levels of the mine and waste fill is introduced to the top of the production zone. In addition, the LDI mine completed the first phase of the expansion of its tailings management facility. Decommissioning liabilities relating to legal and constructive obligations for future site reclamation and closure of the mine sites are recognized when incurred and a liability and corresponding asset are recorded at management's best estimate. Estimated closure and restoration costs are provided for in the accounting period when the obligation arising from the related disturbance occurs.

Corporate and Other

        Corporate and other includes corporate cash and liquidity management, as well as activities related to the management of the partnership's relationship with Brookfield.

Developments in Our Business

        Below are the key events in the development of our business since December 31, 2016:

        In January 2017, we sold our bath and shower products manufacturing business. We acquired this business at the beginning of the U.S. housing crisis which severely reduced the company's revenue. We were able to reposition the company by appointing a new management team, redefining strategy, reducing costs, and focusing on new product development. In 2016, the business generated strong sales and ran a lean operation, making it an opportune time for us to monetize the business and recycle capital. Based on our approximate 40% interest in the business, our share of the proceeds after transaction and other costs was $141 million, with an accounting gain of approximately $90 million.

        On April 25, 2017, together with institutional partners, we completed the acquisition of a 70% controlling stake in the core water, wastewater and industrial water treatment business of Odebrecht Ambiental, for a total investment of $908 million. FI-FGTS, the investment arm of Brazil's Employees' Severance Guarantee Fund, continues to own the remaining 30% interest in the business. The investment is comprised of a payment of $768 million to the seller and approximately $140 million of additional capital contributed at closing to fund working capital requirements. A future payment to the seller of up to R$350 million (approximately $115 million at the current exchange rate) may be added to the purchase price if the business achieves certain performance milestones over the three years following closing. In addition, together with institutional partners we also expect to purchase a direct interest in related assets held through a joint venture for $116 million. We syndicated a portion of our investment to other institutional investors, and retain an ownership in the business of approximately 26%. Our share of capital invested at closing is approximately $340 million and our share of the direct asset purchase is expected to total $44 million.

        During the first quarter of 2017, together with institutional partners we entered into a definitive agreement to acquire an approximate 85% controlling stake in Greenergy Fuels Holdings Ltd ("Greenergy") and expect to close the transaction imminently. Greenergy is a leading provider of road fuels in the U.K. with over 300 kilotonnes of biodiesel production capacity, significant import and storage infrastructure and an extensive distribution network which delivers over 18 billion litres of road fuels annually. The total equity commitment is approximately £210 million, or $262 million. We will fund our share of the investment of approximately £36 million, or $45 million, from existing liquidity. We expect to syndicate a portion of our investment to institutional partners, and retain an ownership in the business of approximately 14%.

        Subsequent to quarter-end, we, together with institutional partners, entered into a definitive agreement to acquire a 100% controlling stake in Loblaw's gas station operations. The gas station network is one of the largest in Canada, with 213 retail gas stations and associated convenience kiosks adjacent to Loblaw-owned grocery stores across the country. The transaction provides for an initial purchase price of approximately C$540 million. Completion of the transaction remains subject to customary closing conditions and is anticipated to be in the third quarter of 2017.

Outlook

As at May 9, 2017

        United States: Real Gross Domestic Product (GDP) grew by an estimated 1.9% in the first quarter of 2017 and is estimated to grow in the range of 2.0 to 3.0% in 2017. Consumption continues to be the main driver of growth, contributing 2.0% of the 2.1% GDP growth over the past three years. Growth in 2017 is expected to be higher than 2016 (1.6%) due to improving investment and potential impact from expansionary fiscal policies.

The Federal Reserve hiked rates by 25 basis points (bps) in March 2017 to 1.00% and anticipates two more hikes of 25 bps in 2017.

        Canada: GDP grew by an estimated 3.2% in the first quarter of 2017 and is estimated to grow in the range of 2.0 to 2.5% in 2017. Canada continues to adjust to low commodity prices. Private consumption and government spending have been the main drivers of GDP growth since 2015, while investment has been a drag. Employment growth has remained strong over the past year, with full-time positions increasing since December 2016. While the Bank of Canada left policy rates unchanged, it was optimistic about the future economic outlook. A housing price correction and NAFTA re-negotiations remain potential risks in 2017.

        Australia: GDP grew by an estimated 1.9% in the first quarter of 2017 and is estimated to grow in the range of 2.0 to 3.0% in 2017. A combination of consumption, government spending, and net exports are all supportive of higher growth in 2017. However, Australia household leverage is among the highest in the world which combined with low income growth poses significant risk to the housing market.

        United Kingdom: GDP grew by an estimated 2.3% in the first quarter of 2017 and is estimated to grow in the range of 1.5 to 2.0% in 2017. Consumption remains the major driver of growth in the U.K. Brexit was officially triggered under Article 50 at the end of March, under which the UK will have two years to negotiate the European Union (EU) exit terms. British Prime Minister Theresa May also called for an early election in June, well ahead of the previous timing of 2020, with the campaign focusing on a successful Brexit. However, the uncertainty surrounding the final terms will continue to limit investment until negotiations are completed.

        Eurozone: GDP grew by an estimated 1.7% in the first quarter of 2017 and is estimated to grow in the range of 1.5 to 2.0% in 2017. Recovery in consumer credit, a decrease in unemployment and a corresponding increase in consumption across the Eurozone have been the main growth drivers, particularly in Spain, Portugal and Ireland. Risks relating to the future of the EU exists from elections in Germany and Italy, where candidates have pledged to lead exits from the EU. However, the recent victory of pro-EU Emmanuel Macron in France is positive for the Eurozone.

        Brazil: GDP contracted by an estimated 1.1% in the first quarter of 2017 compared to a contraction of 5.4% in the same period in 2016, indicating that Brazil is close to a recovery. The target rate was cut 150 bps in March, with two additional 25 bps cuts in April as inflation targets are met. The Brazilian Development Bank, which accounts for 20% of Brazil's lending, also lowered its rate by 50 bps. The structural issues of weak investment and political corruption still remain risks to the economic recovery.

        Commodities: Steel prices increased 15% and met coal prices decreased 40% in the first quarter of 2017, which led to a profit margin rebound for Chinese steel mills. Recent floods in Queensland, Australia have pushed met coal prices from $150/t to $290/t, and will support steel prices again in Q2. Iron ore prices were strong in the first quarter of 2017 reaching as high as $95/t before coming back down to $80/t. Housing construction drove demand for Chinese steel higher and iron ore prices grew by 10% year-over-year.

        Oil: Prices remained near $50/barrel in the first quarter as the Organization of the Petroleum Exporting Countries (OPEC) production cuts successfully balanced the market. U.S. oil production began growing earlier than expected and is now growing back at the pre-crash annual rate of 1 million barrels per day. This will slow the inventory draw down and eventually offset OPEC's cuts.

Unaudited Interim Condensed Consolidated Results of Operations

Comparison of the Three Months Ended March 31, 2017 and 2016

        The table below summarizes our results of operations for the three months ended March 31, 2017 and 2016. Further details on our results of operations and our financial performance are presented within the "Segment Analysis" section.

	Three Months Ended March 31		Change
			2017 vs 2016
(US$ Millions), except per unit amounts	2017	2016
Revenues	$1,934	$1,677	$257
Direct operating costs	(1,874)	(1,569)	(305)
General and administrative expenses	(62)	(62)	—
Depreciation and amortization expense	(65)	(72)	7
Interest expense	(19)	(24)	5
Equity accounted income, net	10	27	(17)
Impairment expense, net	(7)	—	(7)
Gain on acquisitions/dispositions, net	272	—	272
Other income (expenses), net	14	(10)	24

Income (loss) before income tax	203	(33)	236

Current income tax (expense) recovery	4	(3)	7
Deferred income tax (expense) recovery	(4)	7	(11)

Net income (loss)	$203	$(29)	$232

Attributable to:
Limited partners(1)	$32	$—	$32
Brookfield Asset Management Inc.(2)	—	(5)	5
Non-controlling interests attributable to:
Redemption-Exchange Units held by Brookfield Asset Management Inc.(1).	34	—	34
Interest of others in operating subsidiaries	137	(24)	161

	$203	$(29)	$232

Basic and diluted earnings per limited partner unit	$0.61

(1)
For the periods subsequent to June 20, 2016.

(2)
For the periods prior to June 20, 2016.

        For the three months ended March 31, 2017, we reported net income of $203 million, with $66 million of net income attributable to unitholders. This compares to a net loss of $29 million, with $5 million of net loss attributable to the parent company for the three months ended March 31, 2016. The increase in net income was primarily due to a gain realized on the sale of our bath and shower products manufacturing business in January 2017. This increase was partially offset by lower margins within our construction services segment.

Revenue

        For the three months ended March 31, 2017, revenue increased by $257 million, to $1,934 million, compared to $1,677 million in the three months ended March 31, 2016. The increase in revenue was driven by higher activity in our construction services operations this year, compared to the prior year, and due to acquisitions made in 2016 within our business services segment. This was partially offset by a decrease in revenue from our industrials segment, as a result of the sale of our bath and shower products manufacturing business. Revenue in our construction services operations increased by $128 million, as we continue to turn over a higher level of activity and maintained a consistent backlog. Revenue increased by $165 million in our business services operations relative to prior year, as we benefited from the acquisitions of a Canadian facilities management business and a U.S. data center facilities manager in the second half of 2016. These increases were partially offset by the sale of our bath and shower products manufacturing business in January 2017, which had contributed approximately $74 million of revenue in the prior year.

Direct Operating Costs

        For the three months ended March 31, 2017, direct operating costs increased by $305 million, to $1,874 million from the same period in the prior year. The increase in direct operating costs was driven by our construction services segment, where direct operating costs increased by $164 million, as a result of margin downgrades on three Australian projects, and in our business services segment, where direct operating costs increased in line with revenue. This was partially offset by a decrease in direct operating costs in our industrial operations segment, because of the sale of our bath and shower products manufacturing business in January 2017, which had contributed approximately $58 million of direct costs during the three months ended March 31, 2016.

General and Administrative Expenses

        For the three months ended March 31, 2017, general and administrative, or G&A, expenses of $62 million were in line with the same period in the prior year. G&A expenses decreased in our industrials segment because of the sale of our bath and shower products manufacturing business, which had contributed approximately $8 million in the prior year. This was offset by management fees and corporate expenses of $9 million for the three months ended March 31, 2017, which were not incurred in the prior year, as these expenses relate to periods post spin-off.

Depreciation and Amortization Expense

        Depreciation and amortization expense, or D&A, includes depletion related to oil and gas assets, depreciation of property, plant and equipment, or PP&E, as well as the amortization of intangible assets. The highest contribution to D&A is from our industrial operations and our energy segments. The D&A expense from our industrial operations segment is primarily depreciation on PP&E assets at our graphite electrode manufacturing operations. The D&A in our energy segment is largely from our oil and gas assets, where PP&E is depleted on a unit-of-production basis over the proved plus probable reserves. We use National Instrument 51-101 — Standards of Disclosure for Oil and Gas Activities, or NI 51-101, as the basis for defining and calculating proved and probable reserves for purposes of the D&A calculations. D&A is generally consistent year-over-year with large changes typically due to the addition or disposal of depreciable assets.

        For the three months ended March 31, 2017, D&A decreased by $7 million compared to the three months ended March 31, 2016. The decrease was due to a reduction in depletion expense at our Canadian energy operations, due to an increase in the size of our reserve base resulting from the oil and gas reserve update completed in the fourth quarter of 2016, as well as from certain assets being classified as held for sale in our graphite electrode business in the second quarter of 2016, which, as a result, were not depreciated.

Interest Expense

        For the three months ended March 31, 2017, interest expense decreased by $5 million when compared to the three months ended March 31, 2016. The decrease is due to a reduction of borrowings in our industrial operations and energy segments.

Equity Accounted Income

        For the three months ended March 31, 2017, equity accounted income decreased by $17 million relative to the same period in the prior year. The income was largely contributed from our Western Australia energy operation, which we acquired in June 2015. Contribution from this operation decreased over the prior year due to a reorganization and a partial sell down to institutional partners in the latter half of 2016, resulting in our economic interest decreasing from approximately 14% to approximately 9%.

Gains on Acquisitions/Dispositions, net

        For the three months ended March 31, 2017, we recorded net gains on dispositions of $272 million. These gains were primarily related to the sale of our bath and shower products manufacturing business, in which we realized a gain of $228 million, or $90 million attributable to the partnership, before taxes. We also disposed of debt securities held as available for sale investments in our energy segment for a realized gain of $36 million in the current quarter, or $10 million attributable to the partnership, before taxes. Within our industrial operations segment, we sold non-core facilities of our infrastructure support business, and recognized a realized gain of $5 million, or $1 million attributable to the partnership, before taxes.

Other Income (Expenses), net

        For the three months ended March 31, 2017, other income of $14 million primarily related to net unrealized gains on hedges in our Canadian energy operation, which was partially offset by a loss on revaluation of an investment security within our energy segment. During the three months ended March 31, 2016, other expenses of $10 million primarily related to a write down of inventory in our graphite electrode manufacturing business due to an approximate 15% decline in pricing realized from the fourth quarter of 2015.

Income Tax Expense

        For the three months ended March 31, 2017, the current income tax recovery was $4 million, compared to a $3 million current tax expense for the same period in 2016. The deferred income tax expense in the quarter was $4 million, compared to a $7 million deferred income tax recovery for the same period in 2016. The change in total tax recovery to $4 million for the three months ended March 31, 2016, compared to a total tax expense of $nil for the three months ended March 31, 2017, was primarily attributable to the pre-tax net loss that occurred in the three months ended March 31, 2016.

        Our effective tax rate in 2017 was 0%, while our composite income tax rate was 27%. Our consolidated net income includes income attributable to non-controlling ownership interests in flow through entities (for example, partnerships), while our consolidated tax provision includes only our proportionate share of the tax provision of these entities. This gave rise to a 20% reduction in our effective tax rate. In addition, the capital gain incurred on the sale of our investment in the industrial segment is subject to a 50% inclusion rate, giving rise to a further 7% reduction in our effective tax rate.

Summary of Results

Quarterly Results

        Total revenues and net income (loss) for the eight most recent quarters were as follows:

	2017	2016				2015
(US$ Millions), except per unit amounts
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Three months ended
Revenues	$1,934	$2,232	$2,043	$2,008	$1,677	$2,087	$1,891	$1,630
Direct operating costs	(1,874)	(2,064)	(1,889)	(1,864)	(1,569)	(1,909)	(1,716)	(1,484)
General and administrative expenses	(62)	(72)	(70)	(65)	(62)	(68)	(67)	(48)
Depreciation and amortization expense	(65)	(67)	(71)	(76)	(72)	(70)	(73)	(61)
Interest expense	(19)	(19)	(24)	(23)	(24)	(29)	(16)	(10)
Equity accounted income (loss), net	10	(7)	28	20	27	(35)	30	6
Impairment expense, net	(7)	(155)	—	(106)	—	(7)	(88)	—
Gain on acquisitions/dispositions	272	—	29	28	—	—	—	7
Other income (expense), net	14	9	11	(21)	(10)	21	66	(14)

Income (loss) before income tax	203	(143)	57	(99)	(33)	(10)	27	26
Current income tax (expense)/recovery	4	(7)	(8)	(7)	(3)	(17)	(11)	(10)
Deferred income tax (expense)/recovery	(4)	16	3	15	7	(14)	(1)	3

Net income (loss)	$203	$(134)	$52	$(91)	$(29)	$(41)	$15	$19

Attributable to:
Limited partners	$32	$(5)	$9	$(1)	$—	$—	$—	$—
Brookfield Asset Management Inc	—	—	—	(30)	(5)	2	20	8
Non-controlling interests attributable to:
Redemption-Exchange Units held Brookfield Asset Management Inc.	34	(6)	11	(2)	—	—	—	—
Interest of others	137	(123)	32	(58)	(24)	(43)	(5)	11

Net income (loss)	$203	$(134)	$52	$(91)	$(29)	$(41)	$15	$19

Basic and diluted earnings (loss) per limited partner unit	$0.61	$(0.13)	$0.22	$(0.03)

        Revenue and operating costs vary from quarter to quarter primarily due to acquisitions and dispositions of businesses, fluctuations in foreign exchange rates, business and economic cycles, and weather and seasonality in underlying operations. Broader economic factors and commodity market volatility, in particular, have a significant impact on a number of our operations, specifically within our energy and industrial operations segments. Seasonality primarily affects our construction operations, and some of our business operations, which typically have stronger performance in the latter half of the year. Our energy operations are also impacted by seasonality, usually generating stronger results in the first and fourth quarters. Net income is impacted by periodic gains and losses on acquisitions, monetizations and impairments.

Review of Consolidated Financial Position

        The following is a summary of the unaudited interim condensed consolidated statements of financial position as at March 31, 2017 and December 31, 2016:

(US$ Millions)	March 31, 2017	December 31, 2016
Assets
Cash and cash equivalents	$1,205	$1,050
Financial assets	375	539
Accounts receivable, net	1,890	1,797
Inventory and other assets	658	647
Assets held for sale	76	264
Property, plant and equipment	2,095	2,096
Deferred income tax assets	121	111
Intangible assets	361	371
Equity accounted investments	147	166
Goodwill	1,191	1,152

Total assets	$8,119	$8,193

Liabilities and equity in net assets
Liabilities
Accounts payable and other	$2,566	$2,457
Liabilities associated with assets held for sale	21	66
Borrowings	1,417	1,551
Deferred income tax liabilities	94	81

Total liabilities	$4,098	$4,155

Equity
Limited partners	$1,240	$1,206
General partner
Brookfield Asset Management Inc.	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield Asset Management Inc.	1,331	1,295
Interest of others in operating subsidiaries	1,450	1,537

Total equity	4,021	4,038

Total liabilities and equity	$8,119	$8,193

Financial Assets

        Financial assets decreased by $164 million from $539 million as at December 31, 2016, to $375 million as at March 31, 2017. The decrease was primarily due to the sale of securities positions that were held in our energy segment.

        The following table presents financial assets by segment as at March 31, 2017 and December 31, 2016:

(US$ Millions)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
March 31, 2017	$43	$140	$180	$12	$—	$375

December 31, 2016	$70	$128	$324	$17	$—	$539

Accounts Receivable

        Accounts receivable increased by $93 million from $1,797 million as at December 31, 2016, to $1,890 million as at March 31, 2017. The increase was related to higher receivables in our construction services operation and our facilities management business, due to higher activity and project volumes within the operations, as well as due to the acquisitions completed in our facilities management business. The increase was partially offset by the settlement of securities sold in late 2016.

Inventory and Other Assets

        Inventory and other assets increased by $11 million from $647 million as at December 31, 2016, to $658 million as at March 31, 2017. The balance is primarily related to inventory at our graphite electrode business and work in progress at our construction services operation.

Assets held for sale

        Assets held for sale were $76 million as at March 31, 2017, compared to $264 million as at December 31, 2016. As at December 31, 2016, assets held for sale included our bath and shower products manufacturing operations and certain non-core operations within our graphite electrode business. In December 2016, we entered into an agreement to sell our bath and shower products manufacturing operations. The operation's assets, totaling $171 million, had all been classified as assets held for sale as at December 31, 2016. The transaction closed in January 2017. The remaining balance relates to certain non-core operations within our infrastructure support business and graphite electrode operation. We started exploring strategic exits for non-core assets in our graphite electrode business in the first quarter of 2016 and sold a portion of these assets during the fourth quarter of 2016. We continue to negotiate with potential buyers for the remaining non-core assets.

Property, Plant & Equipment

        PP&E is primarily related to our industrial and energy operations segments. The PP&E balance of $2,095 million as at March 31, 2017, was consistent with the balance as at December 31, 2016.

Intangible Assets

        Intangible assets are primarily related to our industrial operations and business services segments. Intangible assets decreased by $10 million, from $371 million as at December 31, 2016, to $361 million as at March 31, 2017. The decrease in intangible assets was largely due to amortization within our graphite electrode manufacturing operation.

Equity Accounted Investment

        Equity accounted investments decreased by $19 million, from $166 million as at December 31, 2016 to $147 million as at March 31, 2017, primarily due to the recognition of a $25 million dividend from our Western Australian energy operation, offset by the income pick-up from this investment during the quarter.

Goodwill

        Goodwill increased by $39 million from $1,152 million as at December 31, 2016, to $1,191 million as at March 31, 2017. This increase is due to the effect of fluctuations in the foreign exchange rates on the conversion of our construction services and facilities management operations.

Accounts Payable and Other

        Accounts payable and other increased by $109 million from $2,457 million as at December 31, 2016, to $2,566 million as at March 31, 2017. Higher contract volumes and increased activity at our construction services operation and facilities management business increased the balance by approximately $150 million. This increase was partially offset by a decrease of approximately $40 million in our energy operations and our financial advisory services operation due to mark-to-market adjustments to financial liabilities and from reduced activity during the quarter, respectively.

Equity Attributable to Unitholders

        As at March 31, 2017, our capital structure was comprised of two classes of partnership units, limited partnership units and general partnership units. Limited partnership units entitle the holder to their proportionate share of distributions. General partnership units entitle the holder the right to govern our financial and operating policies. See Item 10.B., "Memorandum and Articles of Association — Description of our Units and our Limited Partnership Agreement" in our Annual Report on Form 20-F.

        Holding LP's capital structure is comprised of three classes of partnership units: special limited partner units, managing general partner units and redemption-exchange units held by Brookfield. In its capacity as the holder of the special limited partner units of the Holding LP, the special limited partner is entitled to receive incentive distributions based on a 20% increase in the unit price of the partnership over an initial threshold, based on the volume weighted average price of $25/unit. See Item 10.B, "Memorandum and Articles of Association — Description of the Holding LP Limited Partnership Agreement" in our Annual Report on Form 20-F.

        As part of the spin-off, Brookfield also subscribed for $15 million of preferred shares of our holding entities.

        On August 2, 2016, the Toronto Stock Exchange accepted a notice filed by our company of its intention to commence a normal course issuer bid, or NCIB, for our units. Under the NCIB, our board of directors authorized us to repurchase up to 5% of the issued and outstanding units as at August 2, 2016, or 2,192,264 units. No repurchases have been made under the NCIB as at the date of this Management's Discussion and Analysis.

        In December 2016, the partnership issued eight million limited partnership units at $25 per unit, for gross proceeds of $200 million before $8 million in equity issuance costs. Concurrently, Holding LP issued eight million redemption-exchange units to Brookfield for proceeds of $192 million. The unit offering resulted in a decrease in Brookfield's ownership in the partnership from 79% to 75%. At March 31, 2017 and December 31, 2016, the total number of partnership units outstanding are as follows:

UNITS	March 31, 2017	December 31, 2016
General partner units	4	4
Limited partner units	51,845,298	51,845,298
Non-controlling interests:
Redemption-Exchange units, held by Brookfield	56,150,497	56,150,497
Special Limited partner units	4	4

        There have been no changes in partnership units since March 31, 2017.

Segment Analysis

        IFRS 8, Operating Segments, requires operating segments to be determined based on internal reports that are regularly reviewed by our chief operating decision maker, or CODM, for the purpose of allocating resources to the segment and to assessing its performance. The key measures used by the CODM in assessing performance and in making resource allocation decisions are funds from operations, or Company FFO and Company EBITDA. Company FFO is calculated as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. When determining Company FFO, we include our proportionate share of Company FFO of equity accounted investments. Company FFO is considered a key measure of our financial performance and we use Company FFO to assess operating results and our business performance. Company FFO is further adjusted as Company EBITDA to exclude the impact of realized disposition gains (losses), interest expense, current income taxes, and realized disposition gains, current income taxes and interest expenses related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to parent company. See "Reconciliation to Non-IFRS Measures" for a more fulsome discussion, including a reconciliation to the most directly comparable IFRS measures.

        The following table presents Company EBITDA and Company FFO for the three months ended March 31, 2017 and 2016:

	Three Months Ended March 31,
(US$ Millions)	2017	2016
Revenues	$1,934	$1,677
Direct operating costs	(1,874)	(1,569)
General and administrative	(62)	(62)
Equity accounted Company EBITDA	18	62
Company EBITDA attributable to others(2)	(23)	(57)

Company EBITDA(1)	$(7)	$51
Realized disposition gain, net	272	—
Interest expense	(19)	(24)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(1)	(6)
Current income taxes	4	(3)
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	(154)	19

Company FFO(1)	$95	$37

(1)
Attributable to parent company for the three months ended March 31, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders for the three months ended March 31, 2017. For the three months ended March 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

        For the three months ended March 31, 2017, we reported negative Company EBITDA of $7 million, a decrease of $58 million relative to the three months ended March 31, 2016. Company EBITDA decreased compared to the same period in 2016, primarily due to lower margins at our construction services operations, and from a decrease in equity accounted income, resulting from the partial sell down of our Western Australian energy operations to institutional partners in 2016.

        For the three months ended March 31, 2017, we reported Company FFO of $95 million, an increase of $58 million relative to the three months ended March 31, 2016. Company FFO benefited from the disposition of our bath and shower products manufacturing business, resulting in a realized gain of $228 million, or $90 million attributable to unitholders before taxes. We also disposed of debt securities held as available for sale investments in our energy segment, recognizing a realized gain of $36 million, or $10 million attributable to unitholders, in the current quarter. Within our industrial operations segment, we sold assets within the infrastructure support business for a realized gain of $5 million, or $1 million attributable to unitholders.

Construction Services

        The following table presents Company EBITDA and Company FFO for our construction services segment for the periods presented.

	Three Months Ended March 31,
(US$ Millions)	2017	2016
Revenues	$1,016	$888
Direct operating costs	(1,020)	(856)
General and administrative	(11)	(10)
Equity accounted Company EBITDA	—	—
Company EBITDA attributable to others(2)	1	—

Company EBITDA(1)	$(14)	$22
Realized disposition gain, net	2	—
Interest expense	—	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—
Current income taxes	10	—
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	(1)	—

Company FFO(1)	$(3)	$22

        The following table presents equity attributable to unitholders for our construction services segment as at March 31, 2017 and December 31, 2016.

(US$ Millions)	March 31, 2017	December 31, 2016
Total assets	$2,432	$2,275
Total liabilities	1,489	1,389
Interests of others in operating subsidiaries	—	9
Equity attributable to unitholders(1)	943	877

Total equity	$943	$886

(1)
Attributable to parent company for the three months ended March 31, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders for the three months ended March 31, 2017. For the three months ended March 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

Comparison of the Three Months Ended March 31, 2017 and 2016

        Revenue in our construction services operations increased by 14% to $1,016 million for the three months ended March 31, 2017, compared to $888 million for the three months ended March 31, 2016, as we continue to turn over a higher level of work across our global operations. The revenue contribution on a regional basis was as follows: Australia 47% (2016 — 49%); the Middle East 18% (2016 — 17%); U.K. 33% (2016 — 32%); and Other 2% (2016 — 2%).

        Our construction services operations contributed Company EBITDA of $8 million in the first quarter of 2017, prior to margin downgrades on three Australian projects, which reduced Company EBITDA by $22 million to a $14 million deficit. Excluding these three projects, the business is performing at targeted levels. Company EBITDA was $22 million in the first quarter of 2016 and included $9 million of incremental earnings from a one-time fee and margin uplifts at completion of two projects in Australia. Company FFO was negative $3 million for the quarter, as the aforementioned operating losses incurred on three Australian projects were partially offset by the associated income tax recovery as well as the benefit of changes in our organizational structure, following the formation the partnership in June 2016.

        As at March 31, 2017, we have 105 projects under active construction; our backlog remained consistent with year end at $7.3 billion (2016 — $7.3 billion) and represents 1.8 years of work. We continue to win jobs at targeted margins, including a $270 million low rise office in the UK and a $100 million office tower in Melbourne, Australia in the current quarter. We are also in advanced negotiations on several large projects across our portfolio, and are preferred bidders on over $4.7 billion of work, which, if successful, will further increase backlog throughout the year.

        Maintenance and growth capital expenditures are relatively minimal for our construction services operation and predominantly consist of equipment purchases for utilization on our construction projects across our regions.

Business Services

        The following table presents Company EBITDA and Company FFO for our business services segment for the periods presented.

	Three Months Ended March 31,
(US$ Millions)	2017	2016
Revenues	$616	$451
Direct operating costs	(583)	(418)
General and administrative	(23)	(24)
Equity accounted Company EBITDA	4	3
Company EBITDA attributable to others(2)	(14)	(6)

Company EBITDA(1)	$—	$6
Realized disposition gain, net	5	—
Interest expense	(4)	(4)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—
Current income taxes	—	(2)
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	3	2

Company FFO(1)	$4	$2

        The following table presents equity attributable to the unitholders for our business services segment as at March 31, 2017 and December 31, 2016.

(US$ Millions)	March 31, 2017	December 31, 2016
Total assets	$1,738	$1,690
Total liabilities	1,145	1,068
Interests of others in operating subsidiaries	241	265
Equity attributable to unitholders(1)	352	357

Total equity	$593	$622

(1)
Attributable to parent company for the three months ended March 31, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders for the three months ended March 31, 2017. For the three months ended March 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

Comparison of the Three Months Ended March 31, 2017 and 2016

        Revenue from our business services segment for the three months ended March 31, 2017 was $616 million, an increase of $165 million compared to the same period in 2016 of $451 million. Direct operating costs increased by $165 million, to $583 million for the three months ended March 31, 2017, from $418 million in the same period in 2016. The increase in revenue and direct costs is primarily related to a higher volume of project work at our Australian facilities management operation, as well as from the acquisition of two North American facilities management businesses in late 2016. The increase in revenue was partially offset by a decrease at our financial advisory services business. The first quarter is typically the slowest in this business, however the first quarter of 2016 was positively impacted by a higher than expected transaction volume.

        Company EBITDA in our business services segment was $6 million lower for the three months ended March 31, 2017, compared to the three months ended March 31, 2016. The decrease was primarily due to our financial advisory services operation, as a result of the lower revenue in the quarter, partially offset by increased contribution from our facilities management operation as a result of acquisitions completed in late 2016.

        For the three months ended March 31, 2017, Company FFO from our business services segment was $4 million, compared to $2 million for the same period in 2016. In the first quarter of 2017, our relocation services business realized a gain of $5 million net to unitholders on the strategic sale of certain client contracts.

        Maintenance and growth capital expenditures are immaterial for this segment, as these businesses are generally not capital intensive.

Energy

        The following table presents Company EBITDA and Company FFO for our energy segment for the periods presented.

	Three Months Ended March 31,
(US$ Millions)	2017	2016
Revenues	$69	$66
Direct operating costs	(51)	(43)
General and administrative	(4)	(4)
Equity accounted Company EBITDA	14	59
Company EBITDA attributable to others(2)	(12)	(55)

Company EBITDA(1)	$16	$23
Realized disposition gain, net	36	—
Interest expense	(6)	(8)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	(1)	(6)
Current income taxes	(1)	(1)
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	(24)	10

Company FFO(1)	$20	$18

        The following table presents equity attributable to unitholders for our energy segment as at March 31, 2017 and December 31, 2016.

(US$ Millions)	March 31, 2017	December 31, 2016
Total assets	$1,493	$1,596
Total liabilities	607	769
Interests of others in operating subsidiaries	522	483
Equity attributable to unitholders(1)	364	344

Total equity	$886	$827

(1)
Attributable to parent company for the three months ended March 31, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders for the three months ended March 31, 2017. For the three months ended March 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

Comparison of the Three Months Ended March 31, 2017 and 2016

        Revenue from our energy segment for the three months ended March 31, 2017 was $69 million, representing an increase of $3 million compared to the same period in 2016 of $66 million. Direct operating costs increased by $8 million, to $51 million for the three months ended March 31, 2017, from $43 million in the same period in 2016. The increase in revenue was primarily from our contract drilling and well-servicing operations, as the result of a higher utilization, and from our Canadian energy operations, due to the higher prices relative to prior year. Our realized natural gas pricing was 19% higher in the three months ended March 31, 2017, compared to March 31, 2016, while production was 7% lower. This increase was partially offset by reduced interest income of $12 million, mainly as the result of an investment in corporate bonds being converted to an equity position in October 2016, and by the disposition of revenue contributing investment securities in the latter half of 2016.

        Company EBITDA in our energy segment was $16 million for the three months ended March 31, 2017, compared to $23 million for the three months ended March 31, 2016. Equity accounted Company EBITDA decreased by $45 million, primarily due to the sell down of a portion of our Western Australian energy operations to institutional partners during the latter half of 2016.

        Company FFO in our energy segment was $20 million for the three months ended March 31, 2017, compared to $18 million for the three months ended March 31, 2016. Company FFO benefited from the disposition of investment securities, resulting in net realized disposition gains of $10 million attributable to the partnership, compared to $nil in the same period of the prior year. This increase was partially offset by the decreased contribution from our Western Australian energy operations, as previously described.

        Our consolidated energy operations, excluding equity accounted investments, had maintenance and growth capital expenditures for the three months ended March 31, 2017 of $8 million and $nil, respectively, compared to $6 million and $nil, respectively, in the same period in 2016. Capital expenditures in our Canadian energy operations increased due to the operation completing wellbore remediation activity on a higher quantity of projects during the quarter.

Industrial Operations

        The following table presents Company EBITDA and Company FFO for our industrial operations segment for the periods presented.

	Three Months Ended March 31,
(US$ Millions)	2017	2016
Revenues	$231	$272
Direct operating costs	(219)	(252)
General and administrative	(15)	(24)
Equity accounted Company EBITDA	—	—
Company EBITDA attributable to others(2)	2	4

Company EBITDA(1)	$(1)	$—
Realized disposition gain, net	229	—
Interest expense	(9)	(12)
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—
Current income taxes	(8)	—
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	(132)	7

Company FFO(1)	$79	$(5)

        The following table presents equity attributable to the parent company for our industrial operations segment as at March 31, 2017 and December 31, 2016.

(US$ Millions)	March 31, 2017	December 31, 2016
Total assets	$1,816	$2,047
Total liabilities	829	895
Interests of others in operating subsidiaries	687	780
Equity attributable to unitholders(1)	300	372

Total equity	$987	$1,152

(1)
Attributable to parent company for the three months ended March 31, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders for the three months ended March 31, 2017. For the three months ended March 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

Comparison of the Three Months Ended March 31, 2017 and 2016

        Revenue from our industrial operations segment for the three months ended March 31, 2017 was $231 million, representing a decrease of $41 million compared to the same period in 2016 of $272 million. Direct operating costs decreased by $33 million, to $219 million for the three months ended March 31, 2017, from $252 million in the same period in 2016. The decrease in revenue and direct operating costs is primarily due to the sale of our bath and shower manufacturing business in January 2017, which had contributed approximately $74 million of revenue and $58 million of direct operating costs for the three months ended March 31, 2016. This was offset by higher revenue and direct costs in our graphite electrode business as a result of a higher volume of sales and related costs, as well as an increase in revenue from our palladium mining operations as a result of an increase in the palladium prices over the year.

        Company EBITDA in our industrials operations segment decreased by $1 million for the three months ended March 31, 2017, compared to the three months ended March 31, 2016. The decrease is primarily due to the sale of our bath and shower manufacturing business, which had contributed $4 million of Company EBITDA for the three months ended March 31, 2016, partially offset by improved performance of our graphite electrode manufacturing business and our palladium mining operation. Our graphite electrode manufacturing business benefited from increased production volumes and continued cost reductions, resulting from our effort to streamline the business. Contribution from our palladium mining operation also increased when compared to the prior period, due to an increase in palladium prices.

        In January 2017, we sold our bath and shower products manufacturing business. Company FFO includes a net gain of $90 million attributable to the partnership, as well as current income taxes related to the disposal of $8 million.

        Maintenance and growth capital expenditures for the three months ended March 31, 2017 were $7 million and $1 million respectively, compared to $2 million and $2 million in the same period of the prior year. The capital expenditure is primarily in our graphite electrode manufacturing and palladium mining operations.

Corporate and Other

        The following table presents Company EBITDA and Company FFO for our corporate and other segment for the periods presented.

	Three Months Ended March 31,
(US$ Millions)	2017	2016
Revenues	$2	$—
Direct operating costs	(1)	—
General and administrative	(9)	—
Equity accounted Company EBITDA	—	—
Company EBITDA attributable to others(2)	—	—

Company EBITDA(1)	$(8)	$—
Realized disposition gain, net	—	—
Interest expense	—	—
Realized disposition gain, current income taxes and interest expenses related to equity accounted investments	—	—
Current income taxes	3	—
Company FFO attributable to others (net of Company EBITDA attributable to others)(2)	—	—

Company FFO(1)	$(5)	$—

        The following table presents equity attributable to unitholders for our corporate and other segment as at March 31, 2017 and December 31, 2016.

(US$ Millions)	March 31, 2017	December 31, 2016
Total assets	$640	$585
Total liabilities	28	34
Interests of others in operating subsidiaries	—	—
Equity attributable to unitholders(1)	612	551

Total equity	$612	$551

(1)
Attributable to parent company for the three months ended March 31, 2016 and to limited partnership unitholders, general partnership unitholders, and redemption-exchange unitholders for the three months ended March 31, 2017. For the three months ended March 31, 2017, equity is also attributable to preferred shareholders and Special LP unitholders.

(2)
Attributable to interests of others in our operating subsidiaries.

        Pursuant to our Master Services Agreement, we pay Brookfield a quarterly base management fee equal to 0.3125% (1.25% annually) of our market value, plus third party debt with recourse, net of cash held by corporate entities. The management fee for the three months ended March 31, 2017 was $6 million. General and administrative costs relate to corporate expenses, including audit and director fees.

        As part of the spin-off, the partnership entered into a Deposit Agreement with Brookfield. From time to time, the partnership may place funds on deposit of up to $250 million with Brookfield. In December 2016, the partnership entered into a one-time deposit agreement with Brookfield to place the proceeds of the December 2016 equity offering on deposit with Brookfield. The deposit balance is due on demand and earns an agreed upon rate of interest. The terms of any such deposit are on market terms. As at March 31, 2017, the amount of the deposit was $596 million and was included in cash and cash equivalents.

Reconciliation of Non-IFRS Measures

Company FFO

        To measure our performance, amongst other measures, we focus on Company FFO. We define Company FFO as net income excluding the impact of depreciation and amortization, deferred income taxes, breakage and transaction costs, non-cash valuation gains or losses and other items. Company FFO is presented net to unitholders, or net to parent company. Company FFO is a measure of operating performance that is not calculated in accordance with, and does not have any standardized meaning prescribed by IFRS. Company FFO is therefore unlikely to be comparable to similar measures presented by other issuers. Company FFO has limitations as an analytical tool:

  •
  Company FFO does not include depreciation and amortization expense, because we own capital assets with finite lives, depreciation and amortization expense recognizes the fact that we must maintain or replace our asset base in order to preserve our revenue generating capability;

  •
  Company FFO does not include deferred income taxes, which may become payable if we own our assets for a long period of time;

  •
  Company FFO does not include any non-cash fair value adjustments or mark-to-market adjustments recorded to net income.

        Because of these limitations, Company FFO should not be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our results as reported under IFRS. However, Company FFO is a key measure that we use to evaluate the performance of our operations.

        When viewed with our IFRS results, we believe that Company FFO provides a more complete understanding of factors and trends affecting our underlying operations, including the impact of borrowing. Company FFO allows us to evaluate our businesses on the basis of cash return on invested capital by removing the effect of non-cash and other items. We add back depreciation and amortization as the depreciated cost base of our assets is reflected in the ultimate realized disposition gain or loss on disposal. We add back deferred income taxes because we do not believe this item reflects the present value of the actual cash tax obligations we will be required to pay, particularly if our operations are held for a long period of time. We add back non-cash valuation gains or losses recorded in net income as these are non-cash in nature and indicate a point in time approximation of value on long-term items. We also add back breakage and transaction costs as they are capital in nature.

Company EBITDA

        We also use Company EBITDA as a measure of performance. We define Company EBITDA as Company FFO excluding the impact of realized disposition gains, interest expense, current income taxes, and realized disposition gains, current income taxes and interest expense related to equity accounted investments. Company EBITDA is presented net to unitholders, or net to parent company.

        The following table reconciles Company EBITDA and Company FFO to net income attributable to unitholders for the periods indicated:

	Three Months Ended March 31,
(US$ Millions)	2017	2016
Revenues	$1,934	$1,677
Direct operating costs	(1,874)	(1,569)
General and administrative expenses	(62)	(62)
Equity accounted investment Company EBITDA(1)	18	62
Company EBITDA attributable to others(2)	(23)	(57)

Company EBITDA	$(7)	$51
Realized disposition gains	272	—
Equity accounted current taxes and interest(1)	(1)	(6)
Interest expense	(19)	(24)
Current income taxes	4	(3)
Company FFO attributable to others(2)	(154)	19

Company FFO	$95	$37
Other income (expenses), net	14	(10)
Depreciation and amortization	(65)	(72)
Impairment expense	(7)	—
Gain on acquisition and disposition	—	—
Deferred income taxes	(4)	7
Non-cash items attributable to equity accounted investments(1)	(7)	(29)
Non-cash items attributable to others(2)	40	62

Net income attributable to unitholders(3)	$66	$(5)

(1)
The sum of these amounts equate to equity accounted income of $10 million as per IFRS statement of operating results for the three months ended March 31, 2017 and equity accounted income of $27 million for the three months ended March 31, 2016.

(2)
Total cash and non-cash items attributable to the interest of others equals net gain of $137 million as per IFRS statement of operating results for the three months ended March 31, 2017 and net loss of $24 million for the three months ended March 31, 2016.

(3)
Attributable to limited partnership unitholders, general partnership unitholders post spin-off, redemption-exchange unitholders, and to parent company prior to the spin-off.

        The following table reconciles equity attributable to limited partner units, general partner units, the parent company, redemption-exchange units, preferred shares and special limited partnership units to equity in net assets attributable to unitholders for the periods indicated:

(US$ Millions)	March 31, 2017	December 31, 2016
Limited partners(1)	$1,240	$1,206
General partner(1)	—	—
Non-controlling interests attributable to:
Redemption-Exchange Units, Preferred Shares and Special Limited Partnership Units held by Brookfield(1)	1,331	1,295

Equity attributable to unitholders(2)	$2,571	$2,501

(1)
For the three months ended March 31, 2017, post spin-off.

(2)
Attributable to limited partnership unitholders, general partnership unitholders, redemption-exchange unitholders post spin-off.

        The following table presents equity attributable to unitholders by segment as at March 31, 2017 and December 31, 2016:

(US$ Millions)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
March 31, 2017	$943	$352	$364	$300	$612	$2,571

December 31, 2016	$877	$357	$344	$372	$551	$2,501

Liquidity and Capital Resources

        We manage our liquidity and capital requirements through cash flows from operations, opportunistically monetizing mature operations, refinancing existing debt and businesses and through the use of credit facilities. We aim to maintain sufficient financial liquidity to be able to meet our on-going operating requirements and to maintain a modest distribution.

        Our principal liquidity needs for the remainder of the year include meeting debt service payments and funding recurring expenses, required capital expenditures, committed acquisitions and acquisition opportunities as they arise. In addition, an integral part of our strategy is to pursue acquisitions through Brookfield-led consortium arrangements with institutional investors or strategic partners, and to form partnerships to pursue acquisitions on a specialized or global basis. Brookfield has an established track record of leading such consortiums and partnerships and actively managing underlying assets to improve performance. Examples of such transactions can be found in the "Developments in Our Business" section of this Management Discussion and Analysis.

        Our principal sources of liquidity are financial assets, undrawn credit facilities, cash flow from our operations and access to public and private capital markets. In December 2016, we issued eight million limited partnership units and eight million redemption-exchange units to Brookfield for net proceeds of $384 million. In addition, we pursue opportunities to monetize mature businesses where we believe we can redeploy capital into higher returning opportunities. The disposition of our bath and shower products manufacturing business in January 2017 provided approximately $140 million of additional liquidity attributable to the partnership.

        The following table presents borrowings by segment as at March 31, 2017 and December 31, 2016:

(US$ Millions)	Construction Services	Business Services	Energy	Industrial Operations	Corporate and Other	Total
March 31, 2017	$7	$507	$409	$494	$—	$1,417

December 31, 2016	$7	$472	$545	$527	$—	$1,551

        As at March 31, 2017, the partnership had outstanding debt of $1,417 million as compared to $1,551 million as at December 31, 2016. The borrowings consist of the following:

(US$ Millions)	March 31, 2017	December 31, 2016
Term loans and credit facilities	$983	$1,091
Securitization program	211	238
Senior notes	223	222

Total Borrowings	$1,417	$1,551

        The partnership has credit facilities within its operating businesses with major financial institutions. The credit facilities are primarily composed of revolving and term operating facilities with variable interest rates. At the operating level, we endeavor to maintain prudent levels of debt which can be serviced through on-going operations. On a consolidated basis, our operations had borrowings totaling $1,417 million as at March 31, 2017, compared to $1,551 million at December 31, 2016. The decrease of $134 million was primarily due to the repayment of debt balances related to the acquisitions of financial assets in our energy and industrial operations segments, partially offset by an increase in borrowings within our facilities management operations.

        We finance our assets principally at the operating company level with debt that generally is not recourse to either the partnership or to our other operations and is generally secured against assets within the respective operating companies. Moreover, debt instruments at the operating company level do not cross-accelerate or cross-default to debt at other operating companies. This debt is in the form of revolving lines of credit, term loans and debt securities with varying maturities, ranging from 1-7 years. The weighted average maturity at March 31, 2017 was 1.8 years and the weighted average interest rate on debt outstanding was 4.5%. As at March 31, 2017, the maximum borrowing capacity of our credit facilities at the operations and other subsidiaries level was $3.0 billion, of which $1.2 billion was drawn.

        The use of the term loans and credit facilities is primarily related to on-going operations and capital expenditures, and to fund acquisitions. The interest rates charged on these facilities are based on market interest rates. These borrowings include customary covenants based on fixed charge coverage and debt to EBITDA ratios. Our operations are currently in compliance with or have obtained waivers related to all material covenant requirements of their term loans and credit facilities. In periods of difficult economic conditions, including challenging commodity pricing, we undertake proactive measures to avoid having any of our energy and industrial operations default under the terms of their facilities, including amending such debt instruments or, if necessary, seeking waivers from the lenders. Our ability to enter into an amendment or, if needed, obtain a waiver or otherwise refinance any such indebtedness depends on, among other things, the conditions of the capital markets and our financial conditions at such time.

        One of our real estate services businesses has a securitization program under which it transfers an undivided co-ownership interest in eligible receivables on a fully serviced basis, for cash proceeds, at their fair value under the terms of the agreement. While the sale of the co-ownership interest is considered a legal sale, the partnership has determined that the asset derecognition criteria has not been met, as substantially all risk and rewards of ownership are not transferred. The program contains covenants related to maximum loss and default ratios (as defined by the agreement) and receivables turnover ratios as the debt is secured by the business' receivables. The partnership was in compliance with the covenants under the securitization program as at March 31, 2017.

        Our graphite electrode manufacturing operation has senior unsecured notes that rank pari passu with all of its existing and future senior unsecured indebtedness. The indenture governing the senior notes contains customary covenants relating to limitations on liens and sale/leaseback transactions and we were in compliance with such covenants as at March 31, 2017. The senior notes bear interest at a rate of 6.375% per year, payable semi-annually in arrears and mature on November 15, 2020.

        On June 20, 2016, we entered into a credit agreement with Brookfield providing for two, three-year revolving credit facilities. One constitutes an operating credit facility that permits borrowings of up to $200 million for working capital purposes and the other constitutes an acquisition facility that permits borrowings of up to $300 million for purposes of funding our acquisitions and investments. As at March 31, 2017, $nil has been drawn under these credit facilities.

        Net proceeds above a specified threshold that are received by the borrowers from asset dispositions, debt incurrences or equity issuances by the borrowers or their subsidiaries must be used to pay down the acquisition facility (which can then be redrawn to fund future investments). Both credit facilities are available for an initial term of three years and are extendible at our option by two, one-year renewals, subject to our paying an extension fee and being in compliance with the credit agreement.

        The credit facilities are guaranteed by the partnership, and each direct wholly-owned (in terms of outstanding common equity) subsidiary of the partnership or the Holding LP, that is not otherwise a borrower. The credit facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers' acceptance rate or prime rate loans. The $200 million operating facility bears interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. The $300 million acquisition facility bears interest at the specified LIBOR or bankers' acceptance rate plus 3.75%, or the specified base rate or prime rate plus 2.75%.

        The credit facilities require us to maintain a minimum deconsolidated net worth, and contain restrictions on the ability of the borrowers and the guarantors to, among other things, incur liens, engage in certain mergers and consolidations or enter into speculative hedging arrangements.

        In August 2016, we entered into a $150 million unsecured bilateral facility with a group of Canadian and American banks. The credit facility is available in U.S. or Canadian dollars, and advances bear interest at the specified LIBOR or bankers' acceptance rate plus 2.75%, or the specified base rate or prime rate plus 1.75%. This facility has a two year term, with a one year extension and will be used for general corporate purposes. The bilateral working capital facility requires us to maintain a minimum tangible net worth and to maintain debt to capitalization ratios at the corporate level. At March 31, 2017 there was $nil drawn on this facility.

        The table below outlines our partnership's consolidated net debt to capitalization as at March 31, 2017 and December 31, 2016.

(US$ Millions)	March 31, 2017	December 31, 2016
Borrowings	$1,417	$1,551
Cash and cash equivalents	(1,205)	(1,050)

Net debt	212	501
Total equity	4,021	4,038

Total capital and net debt	$4,233	$4,539

Net debt to capitalization ratio	5.0%	11.0%

        The BBU general partner has implemented a distribution policy pursuant to which we intend to make quarterly cash distributions in an initial amount currently anticipated to be approximately $0.25 per unit on an annualized basis. On February 3, 2017, the partnership's Board of Directors declared a dividend of $0.0625 per unit payable on March 31, 2017, to unitholders of record as at the close of business on February 28, 2017. On May 5, 2017, the partnership's Board of Directors declared a dividend of $0.0625 per unit payable on June 30, 2017, to unitholders of record as at the close of business on May 31, 2017.

Cash Flow

        We believe that we currently have sufficient access to capital resources and will continue to use our available capital resources to fund our operations. Our future capital resources include cash flow from operations, borrowings and proceeds from potential future debt issues or equity offerings, if required.

        At March 31, 2017, we had cash and cash equivalents of $1,205 million, compared to $1,050 million at December 31, 2016. The net cash flows for the three months ended March 31, 2017 and 2016 were as follows:

	Three Months Ended March 31,
(US$ Millions)	2017	2016
Cash flows provided by operating activities	$48	$39
Cash flows provided by (used in) investing activities	479	(317)
Cash flows provided by (used in) financing activities	(378)	229
Effect of foreign exchange rates on cash	6	11

	$155	$(38)

Cash Flow Provided by Operating Activities

        Total cash flow provided by operating activities for the three months ended March 31, 2017 was $48 million compared to $39 million for the three months ended March 31, 2016. The cash provided by operating activities during the three months ended March 31, 2017 was primarily attributable to reductions in net working capital in our business services and industrial operations which was partially offset by an increase in net working capital in our construction services operation.

Cash Flow Provided by (Used in) Investing Activities

        Total cash flow provided by investing activities was $479 million for the three months ended March 31, 2017, compared to $317 million used during the three months ended March 31, 2016. Our investing activities were primarily related to the disposition of our bath and shower products manufacturing business and debt securities in our energy segment.

Cash Flow Provided by (Used in) Financing Activities

        Total cash flow used in financing activities was $378 million for the three months ended March 31, 2017, compared to $229 million cash flow provided in the three months ended March 31, 2016. During the quarter our net repayment of borrowings was $148 million, and distributions to others with interests in our operating subsidiaries was $223 million.

Off Balance Sheet Arrangements

        In the normal course of operations our operating subsidiaries have bank guarantees, insurance bonds and letters of credit outstanding to third parties. As of March 31, 2017, the total outstanding amount was approximately $1.2 billion. If these letters of credit or bonds are drawn upon, we will be obligated to reimburse the issuer of the letter of credit or bonds. The partnership does not conduct its operations, other than those of equity accounted investments, through entities that are not consolidated in the financial statements, and has not guaranteed or otherwise contractually committed to support any material financial obligations not reflected in the financial statements.

        From time to time we may be contingently liable with respect to litigation and claims that arise in the normal course of operations.

Financial Instruments — Foreign Currency Hedging Strategy

        To the extent that we believe it is economical to do so, our strategy is to hedge a portion of our equity investments and/or cash flows exposed to foreign currencies. The following key principles form the basis of our foreign currency hedging strategy:

  •
  We leverage any natural hedges that may exist within our operations

  •
  We utilize local currency debt financing to the extent possible

  •
  We may utilize derivative contracts to the extent that natural hedges are insufficient

The following table presents our hedged position in foreign currencies as of March 31, 2017:

	Net Investment Hedges
(US$ Millions)	USD	CAD	AUD	EUR	Other
Net Equity	$1,443	$500	$515	$58	$55
FX Contracts — US$	725	(199)	(508)	—	(18)

Net Unhedged — US$	$2,168	$301	$7	$58	$37

% of equity investment hedged	N/A	40%	99%	—%	33%

        At March 31, 2017, we had hedges in place equal to approximately 64% of our net equity investment in foreign currencies. For the three month period ended March 31, 2017, we recorded loss in comprehensive income of $31 million related to these contracts.

Contractual Obligations

        In the ordinary course of business, we enter into contractual arrangements that may require future cash payments. The table below outlines our contractual obligations as at March 31, 2017:

	Payments as at March 31, 2017
(US$ Millions)	Total	Less than One Year	One-Two Years	Three-Five Years	Thereafter
Borrowings	$1,436	$674	$419	$339	$4
Finance lease obligations	16	7	7	2	—
Operating leases	137	30	24	53	30
Interest expense	101	45	23	33	—
Decommissioning liabilities	949	3	3	12	931
Pension obligations	128	12	12	36	68
Obligations under agreements	183	16	25	68	74

Total	$2,950	$787	$513	$543	$1,107

Related Party Transactions

        We entered into a number of related party transactions with Brookfield as described in Note 12 in the unaudited interim condensed consolidated financial statements.

Subsequent Event

        Subsequent to March 31, 2017, the partnership was party to a number of subsequent events as described in Note 19 in the unaudited interim condensed consolidated financial statements.

Critical Accounting Policies, Estimates and Judgments

        The preparation of financial statements requires management to make critical judgments, estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses that are not readily apparent from other sources, during the reporting period. These estimates and associated assumptions are based on historical experience and other factors that are considered to be relevant. Actual results may differ from these estimates.

        The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognized in the period in which the estimate is revised if the revision affects only that period, or in the period of the revision and future periods if the revision affects both current and future periods.

        Critical judgments made by management and utilized in the normal course of preparing the partnership's unaudited interim condensed consolidated financial statements are outlined below.

        For further reference on accounting policies, critical judgments and estimates, see our significant accounting policies contained in Note 2 of our annual audited consolidated financial statements as at December 31, 2016, 2015 and for the years ended December 31, 2016, 2015 and 2014.

Business Combinations

        Our partnership accounts for business combinations using the acquisition method of accounting. The allocation of fair values to assets acquired and liabilities assumed through an acquisition requires numerous estimates that affect the valuation of certain assets and liabilities acquired including discount rates, operating costs, revenue estimates, commodity prices, future capital costs and other factors. The determination of the fair values may remain provisional for up to 12 months from the date of acquisition due to the time required to obtain independent valuations of individual assets and to complete assessments of provisions. When the accounting for a business combination has not been completed as at the reporting date, this is disclosed in the financial statements, including observations on the estimates and judgments made as at the reporting date.

Determination of Control

        We consolidate an investee when we control the investee, with control existing if and only if we have power over the investee; exposure, or rights, to variable returns from our involvement with the investee; and the ability to use our power over the investee to affect the amount of our partnership's returns.

        In determining if we have power over an investee, we make judgments when identifying which activities of the investee are relevant in significantly affecting returns of the investee and the extent of our existing rights that give us the current ability to direct the relevant activities of the investee. We also make judgments as to the amount of potential voting rights which provides us voting powers, the existence of contractual relationships that provide us voting power and the ability to appoint directors. We enter into voting agreements to provide our partnership with the ability to contractually direct the relevant activities of the investee (formally referred to as "power" within IFRS 10, Consolidated Financial Statements). In assessing if we have exposure, or rights, to variable returns from our involvement with the investee we make judgments concerning whether returns from an investee are variable and how variable those returns are on the basis of the substance of the arrangement, the size of those returns and the size of those returns relative to others, particularly in circumstances where our voting interest differs from our ownership interest in an investee. In determining if we have the ability to use our power over the investee to affect the amount of our returns we make judgments when we are an investor as to whether we are a principal or agent and whether another entity with decision-making rights is acting as an agent for us. If we determine that we are acting as an agent, as opposed to principal, we do not control the investee.

Common Control Transactions

        IFRS 3 Business Combinations, "IFRS 3," does not include specific measurement guidance for transfers of businesses or subsidiaries between entities under common control. Accordingly, our partnership has developed an accounting policy to account for such transactions taking into consideration other guidance in the IFRS framework and pronouncements of other standard-setting bodies. Our partnership's policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying values in the transferor's financial statements.

Indicators of Impairment

        Judgment is applied when determining whether indicators of impairment exist when assessing the carrying values of our partnership's assets, including: the determination of our partnership's ability to hold financial assets; the estimation of a cash generating unit's future revenues and direct costs; and the determination of discount rates, and when an asset's carrying value is above the value derived using publicly traded prices which are quoted in a liquid market.

        For some of our assets forecasting the recoverability and economic viability of property and equipment requires an estimate of reserves. The process for estimating reserves is complex and requires significant interpretation and judgment. It is affected by economic conditions, production, operating and development activities, and is performed using available geological, geophysical, engineering and economic data.

Revenue Recognition

        Certain of our partnership's subsidiaries use the percentage-of-completion method to account for their contract revenue. The stage of completion is measured by reference to actual costs incurred to date as a percentage of estimated total costs for each contract. Significant assumptions are required to estimate the total contract costs and the recoverable variation works that affect the stage of completion and the contract revenue respectively. In making these estimates, management has relied on past experience or where necessary, the work of experts.

Financial Instruments

        Judgments inherent in accounting policies relating to derivative financial instruments relate to applying the criteria to the assessment of the effectiveness of hedging relationships. Estimates and assumptions used in determining the fair value of financial instruments are: equity and commodity prices; future interest rates; the credit worthiness of our partnership relative to its counterparties; the credit risk of our partnership's counterparties; estimated future cash flows; discount rates and volatility utilized in option valuations.

Decommissioning Liabilities

        Decommissioning costs will be incurred at the end of the operating life of some of our oil and gas facilities and mining properties. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other production sites. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.

Oil and Gas Properties

        The process of estimating our partnership's proved and probable oil and gas reserves requires significant judgment and estimates. Factors such as the availability of geological and engineering data, reservoir performance data, acquisition and divestment activity, drilling of new wells, development costs and commodity prices all impact the determination of our partnership's estimates of its oil and gas reserves. Future development costs are based on estimated proved and probable reserves and include estimates for the cost of drilling, completing and tie in of the proved undeveloped and probable additional reserves and may vary based on geography, geology, depth, and complexity. Any changes in these estimates are accounted for on a prospective basis. Oil and natural gas reserves also have a direct impact on the assessment of the recoverability of asset carrying values reported in the financial statements.

Other

        Other estimates and assumptions utilized in the preparation of our partnership's financial statements are: the assessment or determination of recoverable amounts; depreciation and amortization rates and useful lives; estimation of recoverable amounts of cash generating units for impairment assessments of goodwill and intangible assets; and ability to utilize tax losses and other tax measurements.

        Other critical judgments include the determination of functional currency.

Controls and Procedures

        No changes were made in our internal control over financial reporting during the quarter ended March 31, 2017, that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Future Changes in Accounting Policies

Revenue from Contracts with Customers

        IFRS 15, Revenue from Contracts with Customers ("IFRS 15") specifies how and when revenue should be recognized as well as requiring more informative and relevant disclosures. IFRS 15 also requires additional disclosures about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts. IFRS 15 supersedes IAS 18, Revenue, IAS 11, Construction Contracts and a number of revenue-related interpretations. IFRS 15 applies to nearly all contracts with customers: the main exceptions are leases, financial instruments and insurance contracts. IFRS 15 must be applied for periods beginning on or after January 1, 2018 with early application permitted. An entity may adopt IFRS 15 on a fully retrospective basis or on a modified retrospective basis. The partnership has developed a detailed transition plan to implement IFRS 15. The partnership is at the assessment and evaluation phase of its plan.

Financial Instruments

        In July 2014, the IASB issued the final publication of IFRS 9, Financial Instruments ("IFRS 9") superseding the current IAS 39, Financial Instruments: Recognition and Measurement. IFRS 9 establishes principles for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity's future cash flows. This new standard also includes a new general hedge accounting standard which will align hedge accounting more closely with an entity's risk management activities. It does not fully change the types of hedging relationships or the requirement to measure and recognize ineffectiveness, however, it will provide more hedging strategies that are used for risk management to qualify for hedge accounting and introduce greater judgment to assess the effectiveness of a hedging relationship. IFRS 9 has a mandatory effective date for annual periods beginning on or after January 1, 2018 with early adoption permitted. The partnership has developed a detailed transition plan to implement IFRS 9. The partnership is at the assessment phase and has compiled an inventory of all of its financial instruments.

Leases

        IFRS 16, Leases, ("IFRS 16") provides a single lessee accounting model, requiring recognition of assets and liabilities for all leases, unless the lease term is shorter than 12 months or the underlying asset has a low value. IFRS 16 supersedes IAS 17, Leases, and its related interpretative guidance. IFRS 16 must be applied for periods beginning on or after January 1, 2019 with early adoption permitted if IFRS 15 has also been adopted. The partnership is currently evaluating the impact of IFRS 16 on its consolidated financial statements.

Income taxes

        In January 2016, the IASB issued certain amendments to IAS 12, Income Taxes, to clarify the accounting for deferred tax assets for unrealized losses on debt instruments measured at fair value. A deductible temporary difference arises when the carrying amount of the debt instrument measured at fair value is less than the cost for tax purposes, irrespective of whether the debt instrument is held for sale or held to maturity. The recognition of the deferred tax asset that arises from this deductible temporary difference is considered in combination with other deferred taxes applying local tax law restrictions where applicable. In addition, when estimating future taxable profits, consideration can be given to recovering more than the asset's carrying amount where probable. These amendments are effective for periods beginning on or after January 1, 2017 with early application permitted. These amendments did not have a significant impact on the unaudited interim condensed consolidated financial statements.

Disclosures — Statement of cash flows

        In January 2016, the IASB issued the amendments to IAS 7, Statement of Cash Flows, effective for annual periods beginning January 1, 2017. The IASB requires that the following changes in liabilities arising from financing activities are disclosed (to the extent necessary): (i) changes from financing cash flows; (ii) changes arising from obtaining or losing control of subsidiaries or other businesses; (iii) the effect of changes in foreign exchange rates; (iv) changes in fair values; and (v) other changes. These amendments will be applied on the annual consolidated financial statements with no comparatives required.

QuickLinks

  Exhibit 99.1
UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS OF BROOKFIELD BUSINESS PARTNERS L.P.
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF OPERATING RESULTS
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
BROOKFIELD BUSINESS PARTNERS L.P. UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOW
NOTES TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS As at March 31, 2017 and December 31, 2016 and for the three months ended March 31, 2017 and 2016
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS